UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2006

LEGRAND HOLDING S.A.

(Translation of registrant’s name into English)

128, avenue du Maréchal de Lattre de Tassigny

87000 Limoges

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures:

Press Release dated February 9, 2006 announcing Legrand Holding SA's results fot the year ended 2005.
IFRS Consolidated Financial Statements of Legrand Holding S.A., as of and for the period ended December 31, 2005.

Limoges, February 9, 2006

2005 results

Profitable growth confirmed

Sales rise a steep 11.0%

Operating income up 16.5%

Free cash flow over €320 million

•	Strong growth in sales driven by a vigorous rise of 6.6% at constant scope of consolidation and exchange rates (1) and the impact of acquisitions
•	Improved coverage of high-potential markets, plus a host of R&D projects and new product launches
•	Robust cash flow resulting from a 16.5% rise in operating income and the firm control of capital employed

Gilles Schnepp, Vice-Chairman and Chief Executive Officer of Legrand, comments: “2005 was another year of growth for Legrand. Sales rose 11%, which reflects a 6.6% increase at constant scope of consolidation and exchange rates(1) plus the acquisitions of Zucchini, OnQ and Van Geel.

An increase in operating income combined with careful management of capital employed allowed the Group to generate persistently high cash flow despite a rise in net investment. This enabled Legrand to successfully stake out six leadership positions during the year, including two in China, while refinancing a large share of its debt at better terms.

Building on these achievements and acquisitions, Legrand will continue to fuel growth in 2006 with the launch of new R&D projects, the renewal of its product offering and a stronger presence in high-potential markets. Assuming market conditions do not deteriorate, sales growth should be firm in 2006. At the same time, careful management of capital employed and ongoing gains in productivity combined with growth in sales should boost cash flow in 2006 and allow Legrand to finance growth internally while reducing debt.”

Consolidated data	2005	2004	% change 2005/2004
(€ millions, IFRS)
Sales	3,247.9	2,926.3	11.0%
Maintainable EBITDA (2)	698.9	646.1	8.2%
% sales	21.5%	22.1%
EBITDA (2)	661.1	623.7	6.0%
Maintainable operating profit before goodwill and purchase accounting (3)	546.8	495.6	10.3%
% sales	16.8%	16.9%
Operating profit before goodwill and purchase accounting (3)	509.0	473.2	7.6%
Operating profit	405.7	348.3	16.5%
% sales	12.5%	11.9%
Net income	101.4	26.8	278.4%
Free cash flow (4)	327.9	362.0	-9.4%
% sales	10.1%	12.4%
Net cash provided by operating activities	450.5	429.4	4.9%
% sales	13.9%	14.7%
Net financial debt (5)	2,017	1,839	9.7%

Business and earnings

Sales: Legrand reported 2005 sales of € 3,247.9 million, up 11.0% from the previous year and 6.6% at constant scope of consolidation and exchange rates. Consolidation of Zucchini, OnQ and Van Geel boosted sales by 3.3% while currency translation led to a 0.8% rise.

Sales growth at constant scope of consolidation and exchange rates by geographical region broke down as follows:

	12 months 2005 / 12 months 2004	12 months 2005 / 12 months 2003
France	+ 5.0%	+ 10%
Italy	+ 3.7%	+ 7.5%
Rest of Europe	+ 5.4%	+ 20%
USA/Canada	+ 12.3%	+ 27%
Rest of the World	+ 8.5%	+ 21%
Total	+ 6.6%	+ 16%

Sales in the US and Canada continued to rise steeply, gaining 12.3% as sales and marketing teams took advantage of generally favorable market conditions to win market share.

In the Rest of the World area, growth held high at 8.5% with operations in Asia doing particularly well — including double-digit rises in India, Thailand, China and Singapore — and robust growth in many parts of Latin America.

Sales in France were up 5.0%, a record rise for the second year running driven by energy distribution and VDI applications.

In the Rest of Europe area, sales increased 5.4%, with double-digit gains in Russia, Turkey, Greece and Belgium.

In Italy, sales rose 3.7% in a persistently unfavorable economic environment.

Earnings: Operating profit was up 16.5% compared with 2004. Before goodwill, acquisitions and restructuring expense operating profit rose 10.3% compared with 2004 representing 16.8% of sales. With rising sales and gains in productivity offsetting both higher raw material prices and investments in sales and R&D aimed at spurring growth, the Group was able to expand while keeping profitability high.

Cash flow and net debt: Free cash flow came to €327.9 million, despite the rise in net investments. Net financial debt less acquisitions and at constant exchange rates was €1,520 million, down 17% from the end of 2004. With acquisitions and currency translation factored in, net financial debt stood at €2,017 million on 31 December 2005.

Innovation and growth

Legrand constantly strives to anticipate and meet needs on markets which it provides with a steady flow of innovative, value-added products. Around twenty major R&D projects are currently under way and in 2005 some thirty new product ranges were launched, including:

•	Wiring device products: Axolute in Italy, Miro in the US, Mylinc in India, Arquea in Mexico and Synergy for the British standard.
•	Energy distribution products: XL3 in France and Spain, Multiboard in Italy and Ekinoxe in the UK
•	Interlink Office floor boxes in Italy

In 2005, Legrand invested 5% of its sales in research and development.

Legrand is also committed to an ongoing effort to improve its commercial coverage and focus on markets offering strong growth potential. In 2005 this led to the introduction of new client relationship management tools and services including dedicated call centres. Marketing and sales teams were also expanded, especially in the US and developing countries, and now account for over 15% of the Group’s total workforce compared with 12.5% in 2001.

Acquisitions

Under its policy of targeted acquisitions, in recent months Legrand has announced the purchase of six companies, all market leaders:

•	TCL International Electrical is N°1 in wiring devices in China,
•	Shidean is N°1 in audio and video door entry systems in China
•	Cablofil is N°1 worldwide in wire cable trays,
•	OnQ is N°1 in structured cabling for the residential market in the US,
•	Van Geel is N°1 in cable management systems in the Netherlands, and
•	Zucchini is N°1 in prefabricated busbar systems in Italy.

Together, these acquisitions, which represent total sales of about €300 million have helped expand the Group’s product range, win market share and move into high-growth markets.

____________________________________

Definitions:

(1)

The table below represents the reconciliation of net sales by geographical region as reported and net sales by geographical region excluding the effect of changes in the scope of consolidation for 2004 and the reconciliation of net sales by geographical region as reported and net sales by geographical region at constant exchange rates for 2005 both used to calculate variation of sales at constant scope of consolidation and exchange rates:

		Twelve months ended December 31,
Net sales by destination		Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
		(€ in millions)
Net sales 2004 as reported		2,926.3	815.5	577.8	591.4	533.6	408.0
Impact of changes in the scope of consolidation		95.2	0.8	6.6	60.3	16.8	10.7
Net sales 2004 adjusted for changes in the scope of consolidation	(1)	3,021.5	816.3	584.4	651.7	550.4	418.7

Net sales 2005 as reported		3,247,9	856.8	606.3	692.1	617.7	475.0
Impact of variations in exchange rates		(25.8)	0.0	0.0	(5.5)	0.6	(20.9)
Net sales 2005 adjusted for variations in exchange rates	(2)	3,222.1	856,8	606.3	686.6	618.3	454.1

Like for like variation (2) vs (1)		6.6%	5.0%	3.7%	5.4%	12.3%	8.5%
(2)	Reconciliation of EBITDA and Maintainable EBITDA with Net income:

in €millions	2005	2004
Net income	101.4	26.8
Less minority interests + share of (loss) / profit of associates	1.1	(1.4)
Add income tax expense	89.8	46.6
Add loss on extinguishment of debt	0.0	50.7
Less exchange/translation results	32.3	(5.8)
Add financial expenses	181.1	231.4
Operating profit	405.7	348.3
Add amortization and depreciation	255.4	275.4
EBITDA	661.1	623.7
Less profit and loss on assets disposal	6.2	(5.3)
Add one time restructuring expenses	31.6	27.7
Maintainable EBITDA	698.9	646.1

EBITDA means operating profit plus depreciation of tangible assets and amortization of intangible assets. EBITDA is not a measure of performance under IFRS and you should not consider EBITDA as an alternative to (a) operating profit or net income (as determined in accordance with IFRS) as a measure of our operating performance, (b) net cash from operating, investing and financing activities (as determined in accordance with IFRS) as a measure of our ability to meet cash needs or (c) any other measures of performance under IFRS. We believe that the EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods. Accordingly, this information has been included to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

Maintainable EBITDA: we have included Maintainable EBITDA as a measure because we believe it provides a more accurate view of our recurring operating performance as it is adjusted to exclude non-recurring items. We believe this measure enhances comparability of our results of operations to those of other companies, as well as the financial models and expectations of investors and security analysts.

Reconciliation between net cash provided by operating activities and EBITDA :

in € millions	2005	2004
Net cash provided by operating activities	450.5	429.4
Non operating expenses (income)	304.3	321.5
Changes in operating assets and liabilities	9.5	(59.1)
Other	(103.2)	(68.1)
EBITDA	661.1	623.7

(3)	Reconciliation of operating profit before goodwill and purchase accounting and Maintainable operating profit before goodwill and purchase accounting with Net Income:

in €millions	2005	2004
Net income	101.4	26.8
Less minority interests + share of (loss) / profit of associates	1.1	(1.4)
Add income tax expense	89.8	46.6
Add loss on extinguishment of debt	0.0	50.7
Less exchange/translation results	32.3	(5.8)
Add financial expenses	181.1	231.4
Operating profit	405.7	348.3
Add purchase accounting entries	103.3	124.9
Add amortization/impairment of goodwill	0.0	0.0
Operating profit before goodwill and purchase accounting	509.0	473.2
Less profit and loss on assets disposal	6.2	(5.3)
Add one time restructuring expenses	31.6	27.7
Maintainable operating profit before goodwill and purchase accounting	546.8	495.6

Operating profit before goodwill and purchase accounting means operating profit plus amortization/impairment of goodwill and amortization of intangible and tangible assets due to purchase accounting entries. Operating profit before goodwill and purchase accounting is not a measure of performance under IFRS and you should not consider operating profit before goodwill and purchase accounting as an alternative to (a) operating profit or net income (as determined in accordance with IFRS) as a measure of our operating performance, (b) net cash from operating, investing and financing activities (as determined in accordance with IFRS) as a measure of our ability to meet cash needs or (c) any other measures of performance under IFRS. We believe that the operating profit before goodwill and purchase accounting is a measure which assists in comparing performance on a consistent basis without regard to amortization/impairment of goodwill and purchase accounting entries.

Maintainable operating profit before goodwill and purchase accounting: we have included Maintainable operating profit before goodwill and purchase accounting as a measure because we believe it provides a more accurate view of our recurring operating performance as it is adjusted to exclude non-recurring items. We believe this measure enhances comparability of our results of operations to those of other companies, as well as the financial models and expectations of investors and security analysts.

(4)	Reconciliation between net cash provided by operating activities and free cash flow:

in € millions	2005	2004
Net cash provided by operating activities	450.5	429.4
Capital expenditures	(112.0)	(95.7)
Development costs capitalized during the year	(21.5)	(17.1)
Net proceeds from sales of fixed assets	10.9	45.4
Free cash flow	327.9	362.0
(5)

Net financial debt is defined as follows: short term borrowings + long term borrowings + subordinated securities – cash and cash equivalents - marketable securities- short term restricted cash – long term restricted cash. We are excluding the related party subordinated shareholder PIK loan in this calculation. Including the related party subordinated shareholder PIK loan, net financial debt amounted to €3,352.1 million as of December 31, 2005 and €3,114.3 million as of December 31, 2004.

Forward looking statements:

This announcement contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors are urged to read the annual report of Legrand Holding filed with the US Securities and Exchange Commission on Form 20-F on April 29, 2005,, and other relevant documents filed by Legrand Holding with the US Securities and Exchange Commission because they contain important information. Investors are able to view these documents, as well as other documents filed by Legrand Holding with the US Securities and Exchange Commission, free of charge at the US Securities and Exchange Commission’s website, www.sec.gov. Legrand Holding disclaims any obligation to publicly update or revise any forward-looking information.

LEGRAND HOLDING SA

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

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IFRS consolidated statement of income

	Legrand Holding SA
	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003
	Euros, in millions

Revenue (note 1 (k))	3,247.9	2,926.3	2,761.8

Operating expenses
Cost of sales	(1,675.4)	(1,505.7)	(1,569.6)
Administrative and selling expenses	(835.6)	(760.9)	(734.6)
Research and development costs	(238.6)	(233.9)	(258.5)
Other operating income and expense (note 19(b))	(92.6)	(77.5)	(92.1)

Operating profit (note 19)	405.7	348.3	107.0

Financial expense (note 20(b))	(206.5)	(257.5)	(322.1)
Financial income (note 20(b))	25.4	26.1	28.2
Exchange gains and losses (note 20(a))	(32.3)	5.8	3.5
Loss on extinguishment of debt (note 15(a))	0.0	(50.7)	0.0
Finance costs and other financial income and expense, net	(213.4)	(276.3)	(290.4)

Share of (loss)/profit of associates	1.3	2.6	2.4

Profit before tax	193.6	74.6	(181.0)

Income tax expense (note 21)	(89.8)	(46.6)	21.9

Profit for the year	103.8	28.0	(159.1)

Attributable to:
- Equity holders of Legrand Holding SA	101.4	26.8	(160.0)
- Minority interests	2.4	1.2	0.9

Basic earnings per share (euros) (note 10)	0.134	0.035	(0.211)
Diluted earnings per share (euros) (note 10)	0.132	0.035	(0.208)

The accompanying notes on pages 13 to 51 are an integral part of these financial statements.

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IFRS consolidated balance sheet

	Legrand Holding SA
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions

ASSETS

Current assets
Cash and cash equivalents	133.2	68.3	67.9
Marketable securities (note 9)	0.6	13.1	32.6
Restricted cash (note 5)	0.0	27.0	37.0
Income tax receivable	6.1	1.9	3.5
Trade receivables (note 7)	563.2	495.7	509.9
Other current assets (note 8)	127.5	130.3	116.6
Inventories (notes 1 (i) and 6)	474.5	422.0	385.5
Other financial assets (note 23)	33.4	66.2	96.6
Total current assets	1,338.5	1,224.5	1,249.6

Non-current assets
Intangible assets (note 2)	3,641.3	3,238.4	3,398.3
Property, plant and equipment, net (note 3)	833.6	816.0	914.9
Investments in associates (note 4)	9.5	12.5	11.7
Other investments (note 4)	4.1	5.9	10.1
Restricted cash (note 5)	0.0	0.0	90.5
Deferred tax assets (notes 1 (j) and 21)	61.5	62.9	68.8
Other non-current assets	4.6	4.3	4.6
Total non current assets	4,554.6	4,140.0	4,498.9

Total assets	5,893.1	5,364.5	5,748.5

The accompanying notes on pages 13 to 51 are an integral part of these financial statements.

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	Legrand Holding SA
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions

LIABILITIES AND EQUITY

Current liabilities
Short-term borrowings (note 17)	319.3	203.6	103.2
Income tax payable	22.3	17.7	4.3
Trade payables	377.0	311.3	252.7
Other current liabilities (note 18)	406.9	362.8	350.9
Swap liabilities (note 23)	59.9	159.1	174.3
Total current liabilities	1,185.4	1,054.5	885.4

Non-current liabilities
Deferred tax liabilities (notes 1 (j) and 21)	720.3	697.4	730.5
Other non-current liabilities (note 16)	273.7	230.8	233.3
Long-term borrowings (note 15)	1,803.3	1,674.4	2,197.7
Subordinated perpetual notes (note 13)	28.5	68.9	108.9
Related party borrowings (note 14)	1,334.8	1,275.8	1,216.6
Total non-current liabilities	4,160.6	3,947.3	4,487.0

Equity
Share capital (note 10)	759.4	759.4	759.4
Retained earnings (note 12 (a))	(157.1)	(259.5)	(288.8)
Translation reserves (note 12 (b))	(64.3)	(144.7)	(100.7)
Equity attributable to equity holders of Legrand Holding SA	538.0	355.2	369.9

Minority interests	9.1	7.5	6.2
Total equity	547.1	362.7	376.1

Total liabilities and equity	5,893.1	5,364.5	5,748.5

The accompanying notes on pages 13 to 51 are an integral part of these financial statements.

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IFRS consolidated statement of cash flows

	Legrand Holding SA
	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003
	Euros, in millions

Profit for the year	103.8	28.0	(159.1)
Reconciliation of profit for the year to net cash provided by operating activities:
- Depreciation expense	144.0	141.8	155.8
- Amortization expense	111.0	133.6	146.5
- Amortization of development costs	0.4	0.0	0.0
- Amortization of finance costs	3.2	0.6	0.0
- Loss on extinguishment of debt	0.0	50.7	0.0
- Changes in non-current deferred taxes	12.9	(24.4)	(63.4)
- Changes in other non-current assets and liabilities	16.4	2.5	4.6
- Share of loss/(profit) of associates	(1.3)	(2.6)	(2.4)
- Exchange (gain)/loss, net	18.1	(1.8)	2.8
- Other adjustments	25.3	47.2	218.0
(Gains)/losses on fixed asset disposals	7.1	(5.6)	(1.2)
(Gains)/losses on sales of securities	0.1	0.3	(0.6)

Changes in operating assets and liabilities:
- Inventories	(6.6)	(40.8)	(1.9)
- Trade receivables	(5.2)	9.8	61.1
- Trade payables	33.9	60.9	(7.5)
- Other operating assets and liabilities	(12.6)	29.2	(81.7)
Net cash provided by operating activities	450.5	429.4	271.0

Net proceeds from sales of fixed assets	10.9	45.4	16.8
Capital expenditure	(112.0)	(95.7)	(112.6)
Development costs capitalized during the year	(21.5)	(17.1)	0.0
Proceeds from sales of marketable securities	0.3	138.4	312.3
Purchases of marketable securities	40.2	(18.5)	(29.0)
Investments in consolidated entities	(399.8)	0.0	(72.8)
Investments in non-consolidated entities	0.0	(0.1)	(0.2)
Net cash (used in)/provided by investing activities	(481.9)	52.4	114.5

- Proceeds from issue of share capital	0.0	0.0	0.0
- Dividends paid by Legrand Holding’s subsidiaries	(1.2)	(0.8)	(1.1)
Other financing activities :	0.0
- Reduction in subordinated perpetual notes	(40.5)	(39.9)	(41.0)
- Proceeds from new borrowings and draw down	179.2	929.7	579.1
- Repayment of borrowings	0.0	(1,324.1)	(820.3)
- Debt issuance costs	0.0	(6.3)	(7.5)
- Increase (reduction) in commercial paper	0.0	0.0	(508.0)
- Increase (reduction) in bank overdrafts	(49.7)	(40.2)	(87.2)
Net cash (used in)/provided by financing activities	87.8	(481.6)	(886.0)

Effect of exchange rate changes on cash and cash equivalents	8.5	0.2	9.4
Increase/(decrease) in cash and cash equivalents	64.9	0.4	(491.1)
Cash and cash equivalents at the beginning of the period	68.3	67.9	559.0
Cash and cash equivalents at the end of the period	133.2	68.3	67.9

Items included in operating activities
- interest paid during the period	150.7	182.9	202.2
- income taxes paid during the period	57.8	45.5	79.5

The accompanying notes on pages 13 to 51 are an integral part of these financial statements.

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IFRS consolidated statement of equity

Attributable to equity holders of Legrand Holding SA					Minority interests	Total equity
	Share	Retained	Translation	TOTAL
	capital	earnings	reserve

Euros, in millions
As of January 1, 2003	759.4	(129.2)	(4.4)	625.8	51.8	677.6
Profit for the period		(160.0)		(160.0)	0.9	(159.1)
Buyout of minority interests				0.0	(46.5)	(46.5)
Dividends paid				0.0	(1.1)	(1.1)
Issue of share capital				0.0		0.0
Exchange differences on translating foreign operations		0.4	(96.3)	(95.9)	1.1	(94.8)

As of December 31, 2003	759.4	(288.8)	(100.7)	369.9	6.2	376.1
Profit for the period		26.8		26.8	1.2	28.0
Dividends paid				0.0	(0.8)	(0.8)
Issue of share capital				0.0		0.0
Stock options		2.5		2.5		2.5
Exchange differences on translating foreign operations			(44.0)	(44.0)	0.9	(43.1)
As of December 31, 2004	759.4	(259.5)	(144.7)	355.2	7.5	362.7
Profit for the period		101.4		101.4	2.4	103.8
Dividends paid				0.0	(1.2)	(1.2)
Issue of share capital				0.0		0.0
Stock options		1.0		1.0		1.0
Exchange differences on translating foreign operations			80.4	80.4	0.4	80.8
As of December 31, 2005	759.4	(157.1)	(64.3)	538.0	9.1	547.1

The accompanying notes on pages 13 to 51 are an integral part of these financial statements.

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CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

General information

Legrand Holding SA (the Company) and its subsidiaries (together ‘Legrand Holding’ or ‘the Group’) represent one of the world’s leading international manufacturers of products and systems for low-voltage electrical installations and data networks used in residential, commercial and industrial buildings.

The Group has manufacturing and/or distribution subsidiaries and offices in more than 60 countries, and sells its products in more than 160 national markets. Its key markets are France, Italy and the United States, which accounted for approximately 66% of revenue (by customer location) in the last three years.

The Company is a société anonyme (public limited company) incorporated and domiciled in France. Its registered office is located at 128, avenue du Maréchal de Lattre de Tassigny, 87000 Limoges (France).

Legrand Holding’s consolidated financial statements were approved by the Board of Directors on February 8, 2006.

List of consolidated companies

The consolidated financial statements comprise the financial statements of Legrand Holding SA and its 114 subsidiaries. The largest operating subsidiary, Legrand SA, is wholly-owned by Legrand Holding SA and Legrand SA’s operating subsidiaries are all wholly-owned by Legrand SA. The Group' subsidiaries are fully consolidated except one (Albortz Electrical Industries - Iran) which is accounted for by the equity method in 2005.

The following is a list of Legrand Holding SA's principal subsidiaries for which Legrand Holding SA owns at least 99% of voting rights and which are fully consolidated:

French subsidiaries:
Legrand SAS
Legrand SA
Groupe Arnould
Arnould-FAE
Baco
Inovac
Legrand SNC
Planet-Wattohm
Ura
ICM Group

Foreign subsidiaries:
Anam Legrand	South Korea
Bticino	Italy
Bticino de Mexico	Mexico
Bticino Quintela	Spain
Bufer Elektrik	Turkey
Electro Andina	Chile
Legrand Polska	Poland
Legrand	Germany
Legrand	Italy
Legrand	Greece
Legrand Electric	United Kingdom
Legrand Electrica	Portugal
Legrand Electrique	Belgium
Legrand Espanola	Spain
Legrand India	India
Legrand	Russia
Legrand	Australia
Luminex	Colombia
Rocom	Hong Kong
Ortronics	United States
Pass & Seymour	United States

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Pial Eletro_Eletronicos Participacoes	Brazil
The Watt Stopper	United States
The Wiremold Company	United States
Van Geel Legrand	Netherlands
Zucchini	Italy
TCL International Electrical	China
TCL Building Technology	China

The only subsidiaries excluded from the consolidation perimeter are companies newly created or acquired which represent, as a whole for year 2005, a total of assets less than €5 million and a total revenue less than €3 million.

The following newly-acquired subsidiaries were consolidated for the first time in 2005, from the date of acquisition: Van Geel and OnQ from January 1, 2005, Zucchini from July 1, 2005, ICM Group, TCL International Electrical and TCL Building Technology from December 31, 2005.

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1)	Accounting policies

As a company incorporated in France, Legrand Holding is governed by French company law, including the provisions of the Commercial Code.

These consolidated financial statements of Legrand Holding have been prepared in accordance with the International Financial Reporting Standards (IFRS) endorsed by the European Union, and the related IFRIC interpretations that are applicable at December 31, 2005. The Group has not adopted the carve out arrangements of IAS 39 proposed by the European Union, thus these consolidated financial statements are also in accordance with IFRS such as edited by the International Accounting Standards Board.

The Group’s financial statements for the year ended December 31, 2005 are the first published annual financial statements prepared in accordance with IFRS. Two years are shown for comparison.

The Legrand Holding transition date is January 1, 2003. The Group has prepared its opening IFRS balance sheet at that date. The Group’s IFRS adoption date is January 1, 2003.

The Group has adopted IAS 32 and IAS 39 from January 1, 2003. The policies applied are disclosed below.

Legrand Holding’s consolidated financial statements were prepared in accordance with French Generally Accepted Accounting Principles (GAAP) until December 31, 2004. French GAAP differ in certain significant respects from IFRS. In preparing the Group’s 2005 financial statements, management has changed certain accounting, measurement and consolidation methods applied in the French GAAP financial statements in order to comply with IFRS. The comparative figures for 2004 and 2003 have been restated to reflect these adjustments.

Reconciliations and descriptions of the effects of the transition from French GAAP to IFRS on consolidated equity, profit and cash flows are provided in Note 28.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 1u.

The consolidated financial statements have been prepared using the historical cost convention, except for certain classes of assets and liabilities that are measured in accordance with IFRS. The classes concerned are mentioned in the notes below.

Certain items reported in prior periods have been reclassified to comply with the presentation adopted in 2005.

a)	Basis of presentation and acquisition of Legrand SA

Prior to December 10, 2002, Legrand Holding SA had no significant operations of its own. On December 10, 2002, the Group acquired 98% of the outstanding share capital of Legrand SA, followed by the remaining 2% on October 2, 2003.

The aggregate purchase price for the acquisition of Legrand SA, including related fees and expenses, amounted to €3,748 million and was financed by a combination of funds provided by a consortium of investors (€1,765 million), a high-yield notes issue (€601 million) and a drawdown on a senior credit facility (€1,833 million). The senior credit facility was repaid early, in December 2004, and replaced by a new credit facility.

The purchase price for the acquisition of Legrand SA was principally allocated to goodwill, trademarks and developed technology. Inventories were also revalued by €175.2 million that led to an increase in cost of sales because of their reversal of €49.4 million in 2002 and €125.8 million in 2003 and as consequence a decrease in operating profit of the same amounts.

b)	Consolidation

Subsidiaries controlled by the Group are fully consolidated. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are deconsolidated from the date on which control ceases.

Associates are entities over which the Group has significant influence but not control. Significant influence is generally considered to be exercised when the Group holds 20 to 50% of the voting rights. Investments in associates are initially recognized at cost and are subsequently accounted for by the equity method.

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All subsidiaries that are controlled by the Group directly or indirectly are consolidated. All intragroup transactions are eliminated.

c)	Translation of the financial statements of foreign subsidiaries

For all countries:

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in euros (the ‘presentation currency’).

Foreign currency transactions are translated into the functional currency using the exchange rate on the transaction date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement under the heading ‘Exchange gains and losses’.

For all countries other than those with highly inflationary economies:

•	Assets and liabilities are translated using the exchange rate at the balance sheet date;
•	Statements of income are translated using the average exchange rate for the period; and
•

Gains or losses arising from the translation of the financial statements of foreign subsidiaries are recognized directly in equity, under ‘Translation reserve’, until the entities are sold or substantially liquidated.

For countries with highly inflationary economies:

•	Inventories and non-monetary assets are recorded at their historical rates of exchange;
•	Other assets and liabilities are translated using the exchange rate at the balance sheet date; and
•

Gains or losses arising from the translation of the financial statements of subsidiaries located in these countries are included in the consolidated statement of income under ‘Exchange gains and losses’.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquired entity.

d)	Cash and cash equivalents

Cash and cash equivalents consist of cash, short-term deposits and all other financial assets with an original maturity not in excess of three months. Marketable securities are not considered as cash equivalents.

Banks overdrafts are included in short-term borrowings.

e)	Trade receivables

Trade receivables are recognized at fair value. A provision for impairment is recorded when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

f)	Intangible assets

In accordance with IAS 36 ‘Impairment of Assets’, when events or changes in market environment indicate that an intangible asset or item of property, plant and equipment may be impaired, the item concerned is tested for impairment to determine whether its carrying amount is less than its recoverable amount, defined as the higher of fair value less costs to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from the use and subsequent sale of the asset.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Impairment losses on intangible assets and property, plant and equipment with finite useful lives may be reversed in subsequent periods if there is objective evidence that the impairment no longer exists or has decreased, provided that the increased carrying amount of the asset attributable to the reversal of the impairment loss does not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Costs incurred for the Group’s principal development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when it is probable that the project will be a success, considering its technical commercial and technological feasibility, and costs can be measured reliably. Development costs are amortized from the starting date of the sale

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of the product on a straight-line basis over the period in which the asset’s future economic benefits are expected to be consumed, not to exceed 10 years.

Other development expenditures are recognized as an expense as incurred.

Developed technology is amortized on an accelerated basis, in a manner that reflects the pattern in which the assets’ economic benefits are consumed.

Trademarks with finite useful lives are amortized :

*

over 20 years on a straight-line basis when management considers that the trademarks may be threatened by a major competitor in the long term but does not intend to replace them in the near future and is confident that they will contribute to consolidated cash flows for at least 20 years;

*	over 10 years on an accelerated basis when management plans to gradually replace them by other major trademarks owned by the Group.

Trademarks that have an indefinite useful life are not amortized but are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

Trademarks are classified as having an indefinite useful life when they have been in use for more than ten years and management believes they will contribute indefinitely to future consolidated cash flows because it plans to continue using them indefinitely.

Assets that are amortized are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

g)	Goodwill

Since the IFRS transition date and in accordance with IFRS 3 ‘Business combinations’, goodwill is no longer amortized. Until January 1, 2003, goodwill was amortized on a straight-line basis over periods determined separately for each business combination, not to exceed 20 years.

Since the transition to IFRS, goodwill is tested for impairment at least annually, in the fourth quarter of each year. The method used consists mainly of comparing the recoverable amount to the carrying amount of the corresponding groups of assets including goodwill. Recoverable amounts are determined primarily on the basis of discounted cash flow projections covering a period of three years and a terminal value. The discount rate applied corresponds to the Group’s weighted average cost of capital. Management considers that revenue and terminal value assumptions are reasonable and consistent with available market information for each cash-generating unit. Additional tests are performed whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable.

Impairment losses on goodwill are not reversible.

Impairment tests were performed on goodwill as of the IFRS transition date and during 2003, 2004 and 2005. These tests did not result in any impairment losses being recognized in any of these three years.

h)	Property, plant and equipment

Land, buildings, machinery and equipment are carried at cost less accumulated depreciation. In connection with the Acquisition (note 1a), land and buildings were revalued by €39 million. including €15.5 million for land. The revaluation of the buildings is being depreciated on a straight-line basis over 25 years. The land is not depreciated.

Assets acquired under lease agreements that transfer substantially all of the risks and rewards of ownership to the Group are capitalized on the basis of the present value of future minimum lease payments and are generally depreciated over the shorter of the lease period or the asset’s useful life determined in accordance with Group policies (see below). French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

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Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets; the most commonly adopted useful lives are the following:

Light buildings	25 years
Standard buildings	40 years
Machinery and equipment	8 to 10 years
Tooling	5 years
Office furniture and equipment	5 to 10 years

The depreciable amount of assets is determined after deducting their residual values when the amounts involved are material. Each part of an item of property, plant and equipment with a useful life that is significantly different to the useful lives of other parts is depreciated separately.

Assets held for sale are measured at the lower of carrying amount and fair value less costs to sell.

i)	Inventories

Inventories are recorded at the lower of cost or net realizable value, with cost determined principally on a first-in, first-out (FIFO) basis. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

j)	Deferred taxes

In accordance with IAS 12, deferred taxes are recognized for temporary differences between the tax bases of assets and liabilities and their carrying amount in the balance sheet. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and deferred tax liabilities are offset when the entity has a legally enforceable right of offset and they relate to income taxes levied by the same taxation authority.

k)	Revenue recognition

Revenues from the sale of goods are recognized when all of the following conditions have been satisfied: (i) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (ii) the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the transaction will flow to the seller; and (v) the costs incurred or to be incurred in respect of the transaction can be measured reliably. For the Group, this policy results in the recognition of revenue when title and the risk of loss are transferred to the buyer, which is generally upon shipment.

The Group offers certain sales incentives to customers consisting primarily of volume rebates and cash discounts. Volume rebates are typically based on three, six, and twelve-month arrangements with customers, and rarely extend beyond one year. To the extent that the volume of a customer’s future purchases can be reasonably estimated based on historical evidence, the Group recognizes the rebates on a monthly basis as a reduction in revenue from the underlying transactions that reflect progress by the customer toward earning the rebate, with a corresponding deduction from the customer’s trade receivables balance. Cash discounts are also recognized as a reduction in revenue.

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l)	Fair value of financial instruments

The carrying amounts of cash, short-term deposits, accounts receivable, accounts payable, accrued expenses and short-term borrowings approximate their fair value because of these instruments’ short maturities. For short-term investments, comprised of marketable securities, fair value is determined based on the securities’ market price. The fair value of long-term borrowings is estimated on the basis of interest rates currently available for issuance of debt with similar terms and remaining maturities. The fair value of interest rate swap agreements is the estimated amount that the counterparty would receive or pay to terminate the agreements, and is calculated as the present value of the estimated future cash flows.

m)	Derivative financial and commodity instruments

Group policy consists of not entering into any transactions of a speculative nature involving financial instruments. All transactions in these instruments are entered into exclusively for the purpose of managing or hedging currency or interest rate risks, and changes in the prices of raw materials. For this purpose, the Group periodically enters into contracts such as swaps, caps, options, futures and forward contracts, according to the nature of its exposure.

Interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve exchanging fixed and floating rate interest payments over the life of the agreement without exchanging the notional amount.

The Group periodically enters into foreign currency contracts to hedge commitments and transactions denominated in foreign currencies.

The Group has not entered into commodity contracts for the past 3 years..

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently remeasured at fair value at each reporting date. The method of recognizing the resulting gain or loss depends on whether the derivative qualifies for hedge accounting, and if so, the nature of the item being hedged.

Although derivative instruments are used to hedge risks, the Group has opted to measure all of these instruments at fair value through profit.

The fair values of the various derivative instruments used for hedging purposes are disclosed in Note 23.

n)	Environmental and product liabilities

In accordance with IAS 37, the Group recognizes losses and accrues liabilities relating to environmental and product liability matters. Accordingly, a loss is recognized if available information indicates that a loss is probable and reasonably estimable. In the event that a loss is neither probable nor reasonably estimable but remains possible, the contingency is disclosed in the notes to the consolidated financial statements.

Losses arising from environmental liabilities are measured on a best-estimate basis, case by case, based on available information. Losses arising from product liability issues are estimated on the basis of current facts and circumstances, past experience, the number of claims and the expected cost of administering, defending and, in some cases, settling such cases.

o)	Stock option plans

The Group operates equity-settled, share based compensation plans.

The cost of stock options granted is measured at the fair value of the award on the grant date and is recognized over the vesting period. At each balance sheet date, the number of options that are expected to be vested is reviewed and the impact of any adjustments to original estimates is recognized in the income statement, with a corresponding adjustment to equity, over the remaining vesting period.

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p)	Transfers of financial assets

IAS 39 provides detailed guidance on determining whether a transfer of financial assets consists of a sale or a debt secured by a financial guarantee. In accordance with this standard, upon a transfer of financial assets, the Group recognizes the financial assets that it controls and the liabilities it has incurred. It derecognizes financial assets when it does not expect any further cash inflows from them and control has been surrendered, it derecognizes liabilities when extinguished.

q)	Employee benefits

(a) Pension obligations

Group companies operate various pension plans. The plans are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and end-of-career salary.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in current and prior periods.

The liability recognized in the balance sheet for defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions, are fully charged or credited to the income statement.

The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of investment grade corporate bonds that are denominated in the currency in which the benefits will be paid and have terms to maturity approximating the period to payment of the related pension liability.

Payments to defined contribution plans are recognized as an expense for the period of payment.

(b) Other post-employment benefit obligations

Some Group companies provide post-employment healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining with the company up to retirement age and completion of a minimum service period.

(c) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan from which it cannot withdraw, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

r)	Segment information

Segment information is presented in respect of the Group’s geographical and business segments.

Business segment:

The primary segment reporting format is based on the worldwide organization of the Group as a single business segment and is analyzed through its consolidated financial statements.

Geographical segment:

The secondary reporting format is based on geographical segments determined according to the region of production and not where the products are sold. The five geographical segments are France, Italy, Rest of Europe, United States and Canada, and Rest of the World.

The Group’s internal financial reporting system is organized around geographical segments.

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s)	Diluted earnings per share

Diluted earnings per share for a period are computed by dividing profit attributable to equity holders of Legrand Holding for the period by the number of shares plus the number of stock options outstanding at the end of the period.

t)	Borrowings costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset are included in the cost of that asset. Other borrowings costs are expensed.

u)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events, that are believed to be reasonable under the circumstances.

(a) Impairment of goodwill and intangible assets

The Group tests goodwill and intangible assets with indefinite useful lives for impairment at least annually in accordance with the accounting policy described in Note 1.f and 1.g . Intangible assets with finite useful lives are amortized over their estimated useful lives and are tested for impairment when there is any indication that their recoverable amount may be less than their carrying amount.

Judgments regarding the existence of indications of impairment are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause the Group to conclude that an indication of impairment exists and that goodwill or other identifiable intangible assets associated with the acquired businesses are impaired. Any resulting impairment loss could have a material adverse effect on the consolidated financial condition and results of operations of the Group.

Recognition of goodwill and other intangible assets involves a number of critical management judgments, including:

•	determining which intangible assets, if any, have indefinite useful lives and, accordingly, should not be amortized;
•	identifying events or changes in circumstances that may indicate that an impairment has occurred;
•	allocating goodwill to cash-generating units;
•	determining the fair value of cash-generating units in connection with annual impairment tests of goodwill;
•	estimating the future discounted cash flows to be used for the purposes of periodic impairment tests of intangible assets with finite useful lives; and
•	determining the fair value of intangible assets with indefinite useful lives for the purposes of annual impairment tests.

The recoverable amount of an asset is based either on the asset’s quoted market price in an active market, if available, or, in the absence of an active market, on discounted future cash flows from operations less investments. The determination of recoverable amount requires the use of numerous assumptions and estimates. Other estimates using different, but still reasonable, assumptions could produce different results.

The Group applied the impairment test required under IAS 36 for all non-amortizable intangible assets using the following assumptions and parameters:

•	a weighted average cost of capital generally ranging from 8 to 12% in 2005 (8.5 to 12.0% in 2004)
•	a growth rate beyond the specific projection period ranging from 2.0 to 5.0% per year in 2005 (2.50 to 3.00% per year in 2004).

No impairment losses were recognized in the year ended December 31, 2005

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(b) Accounting for income taxes

As part of the process of preparing the consolidated financial statements, the Group is required to estimate income taxes in each of the jurisdictions in which it operates. This involves estimating the actual current tax exposure and assessing temporary differences resulting from differing treatment of items such as deferred revenue for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are reported in the consolidated balance sheet.

The Group must then assess the probability that deferred tax assets will be recovered from future taxable profit. Deferred tax assets are recognized only when it is certain that taxable profit will be available against which the underlying deductible temporary difference can be utilized. The Group has not recognized all of its deferred tax assets because it is not certain that some of them will be recovered before they expire. The amounts involved mainly concern operating losses carried forward and foreign income tax credits. The assessment is based on estimates of future taxable profit by jurisdiction in which the Group operates and the period over which the deferred tax assets are recoverable. If actual results differ from these estimates or the estimates are adjusted in future periods, the Group may need to record a valuation allowance against deferred tax assets carried in the balance sheet.

v)	Transition to IFRS

Application of IFRS 1

In preparing these consolidated financial statements in accordance with IFRS 1, the Group did not apply the exemptions from full retrospective application of IFRS as none of them were applicable.

Concerning optional exemptions in IFRS 1:

•	Business combinations

Legrand Holding elected not to apply the optional exemption from retrospective restatement of business combinations.

•	Fair value as deemed cost

Legrand Holding did not elect to measure certain items of property, plant and equipment at fair value as of January 1, 2003, because they had already been restated for the acquisition of Legrand SA that took place on December 10, 2002.

•	Employee benefits

All cumulative actuarial gains and losses were recognized in the consolidated financial statements prepared under French GAAP and the exemption under IFRS was therefore not applicable.

•	Cumulative translation adjustments

Legrand Holding elected not to set cumulative translation adjustments to zero at January 1, 2003.

•	Compound financial instruments

The Group has not issued any compound financial instruments and this exemption was therefore not applicable.

•	Exemption from restatement of comparative information for IAS 32 and IAS 39.

The Group elected not to apply this exemption. IAS 32 and IAS 39 have been applied to derivatives, financial assets, financial liabilities and hedging relationships. The adjustments required for differences between French GAAP and IAS 32 and IAS 39 were determined and recognized at January 1, 2003.

•	Share based payment transactions

The Group already recorded stock option plan expenses in accordance with IFRS 2 recognition and measurement rules and therefore the exemption was not applicable.

•	Other exceptions that are not applicable and for which no adjustments were required are as follows:
1.	Derecognition of financial assets and liabilities;
2.	Hedge accounting (with changes in fair value recognized directly in equity).

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w)	New IFRS Pronouncements

As of the date of approval of the consolidated financial statements, the following standards and interpretations published by the IASB were not yet applicable:

IFRIC 6 – Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

In September 2005, the IASB issued IFRIC Interpretation 6 - Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment. This interpretation provides guidance on the recognition, in the financial statements of producers, of liabilities for waste management arising in respect of sales of new household equipment under the European Union’s Directive on Waste Electrical and Electronic Equipment . IFRIC 6 is effective for financial periods beginning on or after January 1, 2006 and the Group has not elected for early adoption.

IFRS 7 – Financial Instruments: Disclosures

In August 2005, the IASB issued IFRS 7 – Financial Instruments: Disclosures. IFRS 7 requires disclosure of the significance of financial instruments for an entity’s financial position and performance, and qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. IFRS 7 supersedes IAS 30 and the disclosure requirements of IAS 32; it is effective for annual periods beginning on or after January 1, 2007. The Group is currently reviewing IFRS 7 to assess the changes that may be necessary to its disclosures.

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2)	Intangible assets

Intangible assets are as follows:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Goodwill	1,780.0	1,335.1	1,378.6
Trademarks with an indefinite useful life	1,502.6	1,477.4	1,485.9
Trademarks with a finite useful life	48.8	48.9	57.4
Developed technology	244.6	337.7	449.9
Other intangible assets	65.3	39.3	26.5
	3,641.3	3,238.4	3,398.3

a)	Goodwill (note 1 (g) )

Goodwill is considered as an integral part of the assets of acquired companies.

Goodwill can be analyzed as follows:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Gross value	1,780.0	1,335.1	1,378.6

of which:
- France	613.2	475.7	475.7
- Italy	378.9	350.4	350.4
- Rest of Europe	137.6	111.7	111.7
- United States and Canada	308.8	243.1	258.6
- Rest of the world	341.5	154.2	182.2
	1,780.0	1,335.1	1,378.6

The geographic allocation of goodwill is based on the acquired company’s value, determined as of the date of the business combination.

Changes in goodwill are analyzed as follows:

	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003
	Euros, in millions
Gross value:
At the beginning of the period	1,335.1	1,378.6	1,389.1
- Acquisitions	392.0	0.0	0.0
- Translation adjustment	52.9	(43.5)	(10.5)
At the end of the period	1,780.0	1,335.1	1,378.6

The acquisition price of purchased companies has been allocated on a temporary basis.

For the purpose of impairment testing, goodwill has been allocated to various country units (cash-generating units) which represent the lowest level at which goodwill is monitored.

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These cash-generating units to which goodwill has been allocated are tested for impairment annually, and whenever events or changes in circumstances indicate that their value may be impaired, by comparing the unit’s carrying amount, including goodwill, to its recoverable amount, defined as the higher of fair value less costs to sell and value in use. Value in use corresponds to the present value of the future cash flows expected to be derived from the various cash-generating units.

The impairment tests for goodwill were performed using the following assumptions and parameters:

. a weighted average cost of capital ranging from 8 to 12% in 2005 (8.5 to 12.0% in 2004)

. a growth rate beyond the specific projection period ranging from 2 to 5% per year in 2005 (2.50 to 3.00% in 2004)

For the year ended December 31, 2005 the recoverable amount of each country unit exceeded its carrying amount and therefore the allocated goodwill was not impaired.

b)	Trademarks, developed technology and other intangible assets

Trademarks can be analyzed as follows:

	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003
	Euros, in millions
At the beginning of the period	1,536.6	1,549.1	1,596.2
- Acquisitions	12.1	0.0	0.0
- Disposals	0.0	0.0	0.0
- Translation adjustment	18.4	(12.5)	(47.1)
	1,567.1	1,536.6	1,549.1
Less accumulated amortization	(15.7)	(10.3)	(5.8)
	1,551.4	1,526.3	1,543.3

Developed technology can be analyzed as follows:

	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003
	Euros, in millions
At the beginning of the period	574.4	578.3	593.0
- Acquisitions	0.0	0.0	0.0
- Disposals	0.0	0.0	0.0
- Changes in scope of consolidation	0.0	0.0	0.0
- Translation adjustment	7.8	(3.9)	(14.7)
	582.2	574.4	578.3
Less accumulated amortization	(337.6)	(236.7)	(128.4)
	244.6	337.7	449.9

Amortization of intangible assets amounted to €111.4 million in 2005 (€133.6 million in 2004). Amortization of trademarks and developed technology for 2005 was as follows:

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	Developed technology	Trademarks	Total
	Euros, in millions
France	51.8	1.9	53.7
Italy	25.9	0.0	25.9
Rest of Europe	7.0	0.4	7.4
United States and Canada	9.6	1.7	11.3
Rest of the world	3.0	0.8	3.8
	97.3	4.8	102.1

Amortization expense for developed technology and trademarks for each of the next five years is expected to be as follows:

	Developed technology	Trademarks	Total
	Euros, in millions
2006	81.5	4.5	86.0
2007	58.2	4.2	62.4
2008	46.6	4.0	50.6
2009	29.1	3.7	32.8
2010	17.5	3.2	20.7

Amortization of developed technology is included in research and development costs.

Other intangible assets can be analyzed as follows:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Development costs	38.2	17.1	0.0
Software	11.6	11.5	13.5
Other	15.5	10.7	13.0

	65.3	39.3	26.5

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3)	Property, plant and equipment (note 1 (h))
a)	Property, plant and equipment by geographical area

Property, plant and equipment, including finance leases, were as follows as of December 31, 2005:

	Dec. 31, 2005
	France	Italy	Rest of Europe	USA / Canada	Rest of the world	Total
	Euros, in millions
Land	24.0	5.5	20.0	3.0	19.4	71.9
Buildings	134.9	89.5	64.0	24.6	25.1	338.1
Machinery and equipment	137.1	84.0	37.7	30.6	36.1	325.5
Assets under construction and other	34.7	6.3	16.6	29.0	11.5	98.1
	330.7	185.3	138.3	87.2	92.1	833.6

Property, plant and equipment, including finance leases, were as follows as of December 31, 2004:

	Dec. 31, 2004
	France	Italy	Rest of Europe	USA / Canada	Rest of the world	Total
	Euros, in millions
Land	23.6	5.4	20.5	3.3	16.9	69.7
Buildings	144.7	68.8	60.0	24.7	19.1	317.3
Machinery and equipment	157.7	85.1	43.9	36.1	26.3	349.1
Assets under construction and other	27.9	3.5	17.6	21.9	9.0	79.9
	353.9	162.8	142.0	86.0	71.3	816.0

Property, plant and equipment, including finance leases, were as follows as of December 31, 2003:

	Dec. 31, 2003
	France	Italy	Rest of Europe	USA / Canada	Rest of the world	Total
	Euros, in millions
Land	24.4	5.4	21.5	3.6	16.6	71.5
Buildings	156.4	66.2	72.0	28.5	22.3	345.4
Machinery and equipment	186.4	90.9	51.2	48.8	25.4	402.7
Assets under construction and other	34.5	6.5	19.2	23.4	11.7	95.3
	401.7	169.0	163.9	104.3	76.0	914.9

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b)	Analysis of changes in property, plant and equipment

Changes in property, plant and equipment can be analyzed as follows for 2005:

	Twelve months ended Dec. 31, 2005
	France	Italy	Rest of Europe	USA / Canada	Rest of the world	Total
	Euros, in millions
Capital expenditure	38.2	21.5	15.1	15.4	13.0	103.2
Disposals (carrying amount)	(2.3)	(0.9)	(6.5)	(7.0)	(1.0)	(17.7)
Depreciation for the period	(58.1)	(31.2)	(22.1)	(19.6)	(13.0)	(144.0)
Transfers and change in scope of consolidation	(1.0)	33.1	8.6	0.4	7.3	48.4
Translation adjustment	0.0	0.0	1.2	12.0	14.5	27.7
	(23.2)	22.5	(3.7)	1.2	20.8	17.6

	Twelve months ended Dec. 31, 2005
	Capital expen- ditures	Transfers from assets under construction	Disposals (at carrying amount)	Depreciation for the period	Transfers and change in scope of consolidation	Translation adjustment	Total
	Euros, in millions
Land	0.0	0.1	(1.9)	(0.5)	1.3	3.2	2.2
Buildings	4.1	4.4	(6.1)	(23.0)	33.1	8.3	20.8
Machinery and equipment	43.2	24.9	(7.3)	(101.8)	6.9	10.5	(23.6)
Assets under construction and other	55.9	(29.4)	(2.4)	(18.7)	7.1	5.7	18.2
	103.2	0.0	(17.7)	(144.0)	48.4	27.7	17.6

Changes in property, plant and equipment can be analyzed as follows for 2004 :

	Twelve months ended Dec. 31, 2004
	France	Italy	Rest of Europe	USA / Canada	Rest of the world	Total
	Euros, in millions
Capital expenditure	31,0	20,0	14,7	10,8	10,5	87,0
Disposals (carrying amount)	(18,4)	(0,2)	(20,8)	(1,3)	(4,4)	(45,1)
Depreciation for the period	(62,3)	(25,9)	(21,2)	(22,0)	(10,4)	(141,8)
Transfers and change in scope of consolidation	1,9	(0,1)	2,3	0,0	(0,2)	3,9
Translation adjustment	0,0	0,0	3,1	(5,8)	(0,2)	(2,9)
	(47,8)	(6,2)	(21,9)	(18,3)	(4,7)	(98,9)

	Twelve months ended Dec. 31, 2004
	Capital expenditures	Transfers from assets under construction	Disposals (at carrying amount)	Depreciation for the period	Transfers and change in scope of consolidation	Translation adjustment	Total
	Euros, in millions
Land	0,0	0,0	(2,3)	0,0	0,0	0,5	(1,8)
Buildings	4,6	11,6	(22,0)	(21,8)	0,1	(0,6)	(28,1)
Machinery and equipment	43,7	22,9	(15,4)	(101,4)	(1,6)	(1,8)	(53,6)
Assets under construction and other	38,7	(34,5)	(5,4)	(18,6)	5,4	(1,0)	(15,4)
	87,0	0,0	(45,1)	(141,8)	3,9	(2,9)	(98,9)

Changes in property, plant and equipment can be analyzed as follows for 2003:

	Twelve months ended Dec. 31, 2003
	France	Italy	Rest of Europe	USA / Canada	Rest of the world	Total
	Euros, in millions
Capital expenditure	42,8	20,0	16,0	10,8	15,2	104,8
Disposals (carrying amount)	(2,7)	(4,1)	(3,8)	(2,8)	(1,1)	(14,5)
Depreciation for the period	(64,4)	(27,5)	(24,4)	(25,6)	(13,9)	(155,8)
Transfers and change in scope of consolidation	0,0	0,0	0,0	0,0	0,0	0,0
Translation adjustment	0,0	0,0	(5,9)	(22,2)	(16,5)	(44,6)
	(24,3)	(11,6)	(18,1)	(39,8)	(16,3)	(110,1)

	Twelve months ended Dec. 31, 2003
	Capital expenditures	Transfers from assets under construction	Disposals (at carrying amount)	Depreciation for the period	Transfers and change in scope of consolidation	Translation adjustment	Total
	Euros, in millions
Land	0,0	0,0	(0,4)	0,0	0,0	(4,3)	(4,7)
Buildings	6,3	9,0	(1,3)	(22,2)	0,0	(13,9)	(22,1)
Machinery and equipment	48,4	40,2	(7,0)	(118,6)	0,0	(16,4)	(53,4)
Assets under construction and other	50,1	(49,2)	(5,8)	(15,0)	0,0	(10,0)	(29,9)
	104,8	0,0	(14,5)	(155,8)	0,0	(44,6)	(110,1)

c)	Property, plant and equipment include the following assets held under finance leases:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Land	3.9	3.9	3.9
Buildings	32.6	36.7	55.2
Machinery and equipment	38.1	35.4	7.6
	74.6	76.0	66.7
Less accumulated depreciation	(41.2)	(37.2)	(14.2)
	33.4	38.8	52.5

d)	Finance lease liabilities are presented in the balance sheets as follows:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Long-term borrowings	16.1	18.5	22.0
Short-term borrowings	8.9	7.3	5.8
	25.0	25.8	27.8

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e)	Future minimum lease payments under finance leases are as follows:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Due within one year	7.8	7.3	7.3
Due in one to two years	8.2	8.1	6.8
Due in two to three years	4.3	7.1	6.1
Due in three to four years	1.5	3.2	5.2
Due in four to five years	1.4	0.9	2.2
Due beyond five years	3.4	1.8	2.3
	26.6	28.4	29.9
Of which interest portion	(1.6)	(2.6)	(2.1)
Present value of future minimum lease payments	25.0	25.8	27.8

4)	Investments in associates and other investments

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Investments in associates	9.5	12.5	11.7

Investments in companies which are not fully consolidated are as follows:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Other investments	4.1	5.9	10.1

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5)	Restricted cash

Under the terms of the 2002 Senior Credit Facility (note 15), a €150 million bank deposit was required to be maintained in an account with the facility agent. The deposit was to be released according to the schedule set out below. It earned interest at a market rate and was available only for payments on the subordinated perpetual notes (TSDIs) or the related swaps.

The deposit was released on signature of a Facility Agreement at the end of 2004.

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
2004	0.0	0.0	37.0
2005	0.0	27.0	43.0
2006	0.0	0.0	31.5
2007	0.0	0.0	16.0
	0.0	27.0	127.5

6)	Inventories (note 1 (i))

Inventories are as follows:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Purchased raw materials and components	171.7	143.6	129.5
Sub-assemblies, work in progress	93.4	93.2	89.1
Finished products	276.7	246.9	227.7
	541.8	483.7	446.3
Less impairment	(67.3)	(61.7)	(60.8)
	474.5	422.0	385.5

7)	Trade receivables

The Group realizes over 95% of its revenue from sales to distributors of electrical distributors. The two largest distributors account for approximately 26% of consolidated net revenue.

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Trade accounts receivable	513.4	433.4	428.0
Notes receivable	79.4	94.8	115.1
	592.8	528.2	543.1
Less impairment	(29.6)	(32.5)	(33.2)
	563.2	495.7	509.9

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8)	Other current assets

Other current assets are as follows:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Employee advances	4.8	4.2	3.9
Other receivables	36.4	42.6	38.7
Prepayments	18.8	11.9	11.0
Prepaid and recoverable taxes other than on income	67.5	71.6	63.0
	127.5	130.3	116.6

9)	Marketable securities

Marketable securities are measured at fair market value. The carrying amount of marketable securities is close to their fair value.

10)	Share capital and earnings per share

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Profit attributable to equity holders of Legrand Holding SA (euros, in millions)	101.4	26.8	(160.0)

Ordinary shares	759,350,900	759,350,900	759,350,900
Options granted	10,731,316	10,654,516	8,958,516

Basic earnings per share (euros)	0.134	0.035	(0.211)
Diluted earnings per share (euros)	0.132	0.035	(0.208)

The shares have a par value of €1.

11)	Stock options and employee profit-sharing
a)	Legrand Holding SA stock option plans

The Company has one stock option plan under which stock options may be granted to purchase a specified number of ordinary shares of the Company at an exercise price of €1.00 per share for options granted in 2003 and 2004, and €1.40 per share for options granted in 2005. The options have a nine-year life. Pursuant to the terms of the plan, stock options may be granted to substantially all employees, at the discretion of the Board of Directors. Except upon the occurrence of certain specified events, the options vest on the eighth anniversary of the date of grant. In addition, the vesting of options is contingent upon the achievement of a specified internal rate of return achieved on Lumina Parent’s (the Company’s ultimate parent) investment in the Company. As of December 31, 2005, the Company had 1,615,853 options available for grant pursuant to existing authorizations under approved plans (1,692,653 options in 2004 and 3,388,653 options in 2003).

In accordance with IFRS 2, a charge of €1 million was recorded in 2005 (€2.5 million in 2004).

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Stock options granted, exercised and cancelled over the past three years can be analyzed as follows:

Subscription plan
Balance as of December 31, 2002	0

Options granted	9,555,516
Options exercised	0
Options cancelled	-597,000
Balance as of December 31, 2003	8,958,516

Options granted	2,298,200
Options exercised	0
Options cancelled	-602,200
Balance as of December 31, 2004	10,654,516

Options granted	810,000
Options exercised	0
Options cancelled	-733,200
Balance as of December 31, 2005	10,731,316

None of the outstanding options were exercisable as of December 31, 2005.

b)	Legrand SA stock-option plans

In May 1999, the shareholders gave the Company a five-year authorization expiring in May 2004 to issue up to 700,000 options to purchase or subscribe to ordinary shares or preferred, non-voting shares. This option plan was open to all Group employees in France. On December 13, 1999, the Company established a new plan for the purchase of ordinary shares, open to all employees in France who had completed the required period of service. The exercise price is equal to the average of the opening market prices quoted for the shares on the Paris stock exchange over the twenty trading days preceding the grant date. The options had a five-year vesting period and are exercisable between the fifth and seventh anniversaries of the grant date. Options are forfeited if the employee is dismissed for wilful misconduct.

On November 21, 2000, the Company established a new stock subscription plan open to all French employees who had completed the required period of service. The exercise price is based on the opening market prices quoted for the shares on the Paris stock exchange over the twenty trading days preceding the grant date. The options had a five-year vesting period and are exercisable between the fifth and seventh anniversaries of the grant date.

On November 13, 2001, the Company established a new stock subscription plan open to all French employees who had completed the required period of service. The exercise price is based on the opening market prices quoted for the shares on the Paris stock exchange over the twenty trading days preceding the grant date. The options had a four-year vesting period and are exercisable between the fourth and seventh anniversaries of the grant date.

Holders of Legrand SA stock options (other than options granted in 2001) are entitled to exchange the ordinary and preferred non-voting shares resulting from the exercise of the options for Schneider Electric shares pursuant to an undertaking provided by Schneider Electric to the option holders at the time of its public tender offer for Legrand SA.

On December 10, 2002, Legrand SAS and Schneider Electric entered into a call and put option agreement whereby Schneider Electric agreed that it would sell to Legrand SAS, if Legrand SAS so wished, and Legrand SAS agreed to purchase, if Schneider Electric so wished, all ordinary and preferred non-voting shares of Legrand SA held by Schneider Electric as a result of the exercise of such options. The call option is exercisable by Legrand SAS for a period of six months from the date on which Schneider Electric becomes the owner of record of the relevant Legrand SA shares and the put option may be exercised by Schneider Electric six months and fifteen days after the date on which Schneider Electric becomes the owner of record of the relevant Legrand SA shares and in no event later than twelve months after such date.

Options for which the Legrand SA shares are exchangeable for Schneider Electric shares have exercise periods that continue through and until November 2007.

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The shareholders’ meeting of Legrand SA approved distributions of retained earnings for €375 million in 2003 and for €675 million at the beginning of 2004. The value and number of stock options have been adjusted accordingly.

At its meeting on November 2, 2005, the Board of Directors decided to offer a liquidity guarantee to holders of the 2001 stock options in the event that the Company is floated on the stock exchange. In this case, the value of the Legrand SA shares will be determined based on the valuation of the Group.

Type of plan	Subscription		Purchase
Date of grant	2000	2001	1999
Type of shares under option	Ordinary	Ordinary	Ordinary
Number of grantees	8,999	9,122	8,814
Starting date of exercise period	11-2005	11-2005	12-2004
Expiry date of exercise period	11-2007	11-2008	12-2006
Option price (in euros) before distribution of retained earnings	191.50	143.00	222.00
Option price (in euros) after distribution of retained earnings	140.19	104.68	162.51
Number of options granted	124,240	178,766	85,708
Options forfeited	(18)		(4,508)
Balance as of December 31, 2002	124,222	178,766	81,200
New options issued on Nov 15, 2003 through distribution of retained earnings	16,218	21,353	11,998
Options exercised
Options forfeited	(372)	(372)	(376)
Balance as of December 31, 2003	140,068	199,747	92,822
New options issued on March 30, 2004 through distribution of retained earnings	38,002	52,996	28,963
Options exercised
Options forfeited	(9)		(7)
Balance as of December 31, 2004	178,061	252,743	121,778
Options exercised	(38,265)		(30,779)
Options forfeited	(95)	(95)	(66)
Balance as of December 31, 2005	139,701	252,648	90,933

c)	Employee profit-sharing

Under French law, the French entities in the Group are required to pay profit shares to employees when the entities’ after-tax profit exceeds a certain level. Amounts accrued are generally payable to employees after a period of 5 years and bear interest at negotiated rates ranging from 5 to 6%.

In addition to this obligation, a number of the Group’s French entities and foreign subsidiaries pay their employees a portion of their profit calculated on the basis of predetermined formulas negotiated by each entity.

Employee profit-sharing expense amounted to €27.2 million for 2005 (€27.7 million for 2004 and €21.8 million for 2003).

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12)	Retained earnings and translation reserve
a)	Retained earnings

Retained earnings of Legrand Holding SA and its consolidated subsidiaries can be analyzed as follows:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Distributable profits	122.9	79.1	40.1
Other reserves	(280.0)	(338.6)	(328.9)
Share of post-acquisition earnings of consolidated companies	0.0	0.0	0.0
	(157.1)	(259.5)	(288.8)

b)	Translation reserve

As explained in note 1 (c), the translation reserve reflects the effects of currency fluctuations on the financial statements of subsidiaries when they are translated into euros.

The translation reserve records the impact of fluctuations in the following currencies:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
US dollar	(79.5)	(134.5)	(113.6)
Other currencies	15.2	(10.2)	12.9
	(64.3)	(144.7)	(100.7)

The line “other currencies” mainly concerns currencies of countries located in the ‘Rest of Europe’ as of December 31, 2005 and to currencies of countries located in ‘Rest of the world’ as of December 31, 2004 and December 31, 2003 (see note 26).

13)	Subordinated perpetual notes (TSDIs)

In December 1990 and March 1992, Legrand SA issued, at par, subordinated perpetual notes with nominal values of €457 million and €305 million, respectively.

Amortization of the residual carrying amount in the balance sheet is as follows:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
		Euros, in millions
Due within one year	19.0	40.5	40.5
Due in one to two years	9.5	19.0	40.5
Due in two to three years	0.0	9.4	19.0
Due beyond three years	0.0	0.0	8.9
	28.5	68.9	108.9

The subordinated perpetual notes are subject to specific tax rules, the application of which was specified in the amended 2005 Finance Act voted by the French parliament in the fall of 2005. Under these rules, the total amount of interest provided for in the loan debenture is deductible only up to the amount of interest paid in the first twelve years on the principal issued by the Group.

Application of these rules led to a €110 million reduction in the Group’s tax loss carryforwards in 2005 and will lead to a further €62.6 million reduction in 2007. As explained in note 21, no deferred tax asset was recognized for these tax loss carryforwards in the financial statements as of December 31, 2003, 2004 or 2005. Consequently, the change in tax rules has no impact on the consolidated financial statements.

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14)	Related party borrowings

The Subordinated Shareholder PIK Loan, in the amount of €1,156 million, bears interest at 5% per annum and is repayable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was obtained by a subsidiary of the Group’s ultimate parent, Lumina Parent Sarl.

Under certain conditions, the Group may reimburse this loan by anticipation. If it is the case, this loan need be reimbursed for its total amount together with interests at a nominal rate of 5% a year. The reimbursement of this loan before due date being probable, the interests have been capitalized in the books at a nominal rate of 5% a year. As at December 31, 2005, 2004 and 2003, nominal amount of the loan together with capitalized interests were amounting respectively €1,334.8 million, €1,275.8 million and €1,216.6 million.

15)	Long-term borrowings

Long-term borrowings can be analyzed as follows:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Senior Credit Agreement	0.0	0.0	1,323.8
Facility Agreement	731.7	847.5	0.0
High-Yield Notes	574.3	535.7	555.4
8 1/2% debentures	329.6	285.2	306.7
Other long-term borrowings	178.2	18.4	77.2
	1,813.8	1,686.8	2,263.1
Debt issuance costs	(10.5)	(12.4)	(65.4)
	1,803.3	1,674.4	2,197.7

Long-term borrowings are denominated in the following currencies:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Euro	1,457.4	1,390.7	1,928.9
US Dollar	355.0	295.2	328.0
Other currencies	1.4	0.9	6.2
	1,813.8	1,686.8	2,263.1

Long-term borrowings can be analyzed by maturity as follows:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Due in one to two years	292.5	162.7	123.2
Due in two to three years	173.7	161.4	106.3
Due in three to four years	426.9	158.1	132.2
Due in four to five years	4.5	381.7	151.2
Due beyond five years	916.2	822.9	1,750.2
	1,813.8	1,686.8	2,263.1

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Interest rates on long-term borrowings are as follows:

	Dec. 31, 2005	Dec. 31,2004	Dec. 31, 2003
	Average interest rate after swaps
Senior Credit Agreement	0.00%	0.00%	5.11%
Facility Agreement	2.69%	2.80%	0.00%
High-Yield Notes	10.51%	10.45%	10.73%
8 1/2% debentures	4.52%	4.24%	3.70%
Other borrowings	2.41%	0.00%	1.75%
Lease liabilities	3.19%	3.30%	3.74%

The following table shows the average interest rate. Concerning 8 ½% debenture, the rates shown are after hedging With the exception of High Yield Notes and 8 ½% debenture, management considers that the carrying amount of borrowings is close to their fair value.

These borrowings are secured as follows:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Assets mortgaged or pledged as collateral	23.1	3.5	13.4
Guarantees given to banks	63.6	52.2	40.0
Guarantees given under the Senior Credit Agreement	0.0	0.0	1,615.0
Legrand SA shares pledged under Facility Agreement	887.3	925.2	0.0
	974.0	980.9	1,668.4
a)	Facility agreement

In December 2004 Legrand Holding refinanced the €2,222 million senior secured facility put in place in 2002 through a new €1,400 million syndicated facility, comprising a multicurrency term loan of €700 million and a multicurrency revolving credit facility of €700 million, both due in 2009.

The 5-year multicurrency term loan will be repaid in semi-annual instalments (in amounts of €77.8 million) between December 17, 2005 and December 2009. The revolving credit facility may be utilized through drawdowns and will be repayable on the last day of the interest period.

Interest on the 5-year term loan and the 5-year revolving credit facility corresponds to Euribor plus a margin determined by reference to the level of the Company’s financial ratios in relation to the debt covenants. The margin for the initial interest period ended December 31, 2004 was 60 basis points and as at December 31, 2005 margin is 55 basis points. Interest is payable on the last day of each interest period or every six months in the case of interest periods longer than six months.

Issuance costs related to the €2,222 million Senior Credit Facility were deducted from the carrying amount of the debt and amortized over the life of the facility. Following early repayment of the facility in December 2004, the €50.7 million unamortized balance of issuance cost was written off to the income statement under ‘Loss on extinguishment of debt’.

Repayments due under the Facility Agreement can be analyzed as follows by maturity as of December 31, 2005, December 31, 2004 and December 31, 2003:

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	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Due within one year (short-term borrowings)	155.6	77.7	0.0
Due in one to two years	155.6	155.6	0.0
Due in two to three years	155.6	155.6	0.0
Due in three to four years	420.5	155.6	0.0
Due beyond four years	0.0	380.7	0.0
	887.3	925.2	0.0

The Facility Agreement breaks down as follows:

	Dec. 31, 2005		Interest
	Euros, in millions	Maturity	rates

- Term Facility	622.3	2009	Euribor + 0.55
- Revolving Facility	265.0	2009	Euribor + 0.55

	Dec. 31, 2004		Interest
	Euros, in millions	Maturity	rates

- Term Facility	700.0	2009	Euribor + 0.60
- Revolving Facility	225.2	2009	Euribor + 0.60

b)	High Yield Notes

On February 12, 2003, the Group issued (i) $350 million worth of 10 ½% Senior Notes due 2013 and (ii) €277.5 million of 11% Senior Notes due 2013 (the ‘High Yield Notes’). The gross proceeds from the issue amounted to approximately €601 million.

c)	8 ½% Debentures (Yankee bonds)

On February 14, 1995, Legrand SA issued $400 million of 8 1/2% debentures due February 15, 2025, through a public placement in the United States. Interest on the debentures is payable semi-annually in arrears on February 15 and August 15 of each year, beginning August 15, 1995.

The debentures are not subject to any sinking fund and are not redeemable prior to maturity, except upon the occurrence of certain changes in the law requiring the payment of amounts in addition to the principal and interest. Should Legrand SA be prevented by law from paying any such additional amounts, early redemption would generally be mandatory or, if such amounts could be paid, Legrand SA may, at its option, redeem all—but not part—of the debentures in advance. Each debenture holder may also require Legrand SA to redeem its debentures in advance upon the occurrence of a hostile change of control.

In connection with the issuance of the debentures, Legrand SA also entered into an interest rate swap agreement (see note 23 b).

d)	Further borrowing capacity

As of December 31, 2005 a further €528.7 million was available for borrowing under the Facility Agreement, including €435 million under the revolving facility and €93.7 million under other facilities (€730.5 million in 2004, including €474.8 million under the revolving facility and €255.7 million under other facilities).

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16)	Other non-current liabilities

Other non-current liabilities are as follows:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Termination benefits in France *	26.0	22.1	19.7
Termination benefits in Italy *	53.3	47.4	46.8
Other termination and retirement benefits *	60.4	61.5	55.9
Employee profit-sharing (long-term portion)	23.5	25.2	35.0
Other long-term provisions	110.5	74.6	75.9
	273.7	230.8	233.3

* These items represent the non-current portion of pension and other post-retirement benefits for a total of €139.7 million (€131.0 million in 2004). The current portion of €9.6 million (€8.8 million in 2004) is classified in other current liabilities. The total amount of those liabilities is therefore €149.3 million (€139.8 million in 2004) and is analyzed in note 16 (a), which shows total liabilities of €282.8 million (€249.7 million in 2004) less total assets of €133.5 million (€109.9 million in 2004).

a)	Pension and other post-employment benefit obligations

The aggregate current and non-current obligation under the Group’s pension and other post-employment benefit plans, consisting primarily of the plans in France, Italy, the United States and the United Kingdom, is as follows:

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	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions

Defined benefit obligation
Present value of the obligation at beginning of period	249.7	237.0	220.0
Acquisitions	3.4	0.0	0.0
Goodwill allocation	0.0	0.0	21.0
Service cost	17.7	17.5	22.4
Interest cost	8.8	10.4	8.3
Benefits paid	(17.2)	(25.2)	(22.6)
Employee contributions	0.6	0.4	0.0
Plan admendments	0.0	0.3	0.0
Actuarial loss/(gain)	6.6	6.9	4.8
Curtailments, settlements, special termination benefits	0.0	1.7	0.0
Translation adjustment	13.2	(5.3)	(16.9)
Other	0.0	6.0	0.0
Present value of the obligation at end of period (1)	282.8	249.7	237.0

Fair value of plan assets
Fair value of plan assets at beginning of period	109.9	110.8	108.0
Acquisitions	0.5	0.0	0.0
Actual return on plan assets	13.5	7.8	18.5
Employer contributions	8.2	9.7	5.6
Employee contributions	0.3	0.4	0.0
Benefits paid	(11.3)	(15.4)	(9.5)
Translation adjustment	12.4	(3.4)	(11.8)
Fair value of plan assets at end of period (II)	133.5	109.9	110.8

Pension liability recognised
in balance sheet (I) - (II)	149.3	139.8	126.2
Current liability	9.6	8.8	3.8
Non-current liability	139.7	131.0	122.4

The impact on consolidated operating profit is as follows:

	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003
		Euros, in millions
Service cost - rights acquired during the period	(17.7)	(17.5)	(22.4)
Service cost - cancellation of previous rights	0.0	0.0	0.0
Benefits paid (net of cancellation of liability recognised in prior periods)	0.0	0.0	0.0
Interest cost	(15.4)	(17.3)	(13.1)
Other	(0.6)	(2.4)	0.0
Return on plan assets	13.5	7.8	18.5
	(20.2)	(29.4)	(17.0)

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The weighted-average allocation of pension plan assets was as follows as of December 31, 2005:

	France	United States and United Kingdom	Total
	%
Equity instruments	0.0	58.0	48.0
Debt instruments	0.0	32.0	27.0
Insurance funds	100.0	10.0	25.0
	100.0	100.0	100.0
b)	Provisions for retirement benefits and supplementary pension benefits in France

Based on company and collective bargaining agreements, the employees of the Group may be entitled to retirement benefits and supplementary pension benefits in addition to those received in compliance with legal obligations in force in each country.

The provisions recorded in the consolidated balance sheet concern the unvested entitlements of active employees. The Group has no obligation with respect to the vested entitlements of former employees, as the benefits were settled at the time of their retirement, either directly or through payments to insurance companies in full discharge of the liability.

Provisions recorded in the consolidated balance sheet amount to €34.7 million (€34 million in 2004), corresponding to the difference between the projected benefit obligation of €57.3 million (€59 million in 2004) and the fair value of the related plan assets of €22.6 million (€25 million in 2004).

The projected benefit obligation is computed on the basis of turnover and mortality assumptions, estimated rates of salary increases and an estimated discount rate. In France, the calculation was based on a salary increase rate of 3.0% and a discount rate of 4.5% in 2005 (3.0% and 4.5% and 3.0% and 5.0% respectively in 2004 and 2003).

The provisions recorded in the consolidated balance sheet correspond to the portion of the total obligation remaining payable by the Group; this amount is equal to the difference between the total obligation recalculated at each balance sheet date, based on actuarial assumptions described above, and the net residual value of the plan assets at that date.

c)	Provisions for termination benefits in Italy

In accordance with employment legislation in force in Italy, provisions for termination benefits payable to employees when they leave the Group have been established in the accounts of the Italian companies in an amount of €58.4 million as of December 31, 2005 (€52.0 million as of December 31, 2004). The accrued benefits are defined by law and correspond to approximately one month’s salary per year of service. Amounts attributed to each employee are revalued each year in accordance with a specific index published by the government. They are fully vested and are paid when an employee leaves the Group. The companies have no further liability toward the employee once the payment is made.

The projected benefit obligation is computed on the basis of staff turnover and mortality assumptions, estimated rates of salary increases and an estimated discount rate. In Italy, the calculation was based on a salary increase rate of 2.50% and a discount rate of 4.07% in 2005 (2.5% and 4.37% and 2.5% and 5.2% respectively in 2004 and 2003).

d)	Provisions for termination benefits and other post-employment benefits in the United States and the United Kingdom

In the United States and the United Kingdom, the Group provides pension benefits for employees and health care and life insurance for certain retired employees.

The pension benefit obligations amounted to €154.6 million as of December 31, 2005 (€136 million as of December 31, 2004 and €122 million as of December 31, 2003). This amount is covered by pension fund assets estimated at €106.1 million as of December 31, 2005 (€86 million as of December 31, 2004 and €82 million as of December 31, 2003) and by provisions.

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The projected benefit obligation is computed on the basis of staff turnover and mortality assumptions, estimated rates of salary increases and an estimated discount rate. In the United Sates, the calculation was based on a salary increase rate of 4.25%, a discount rate of 5.75% and an expected return on plan assets of 8.75%. In the United Kingdom, the calculation was based on a salary increase rate of 2.9% and a discount rate of 4.8%. Following the adoption of the UK “Pension Protection Fund Act”, the Group will be required to fully fund its projected benefit obligation in 2006, leading to a cash outflow estimated at £15 million. This amount is fully covered by a provision recorded in the consolidated financial statements.

17)	Short-term borrowings

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Current portion of long-term debt	160.8	81.0	54.2
Bank overdrafts	70.0	80.9	39.4
Other short-term borrowings	88.5	41.7	9.6
	319.3	203.6	103.2
18)	Other current liabilities

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Tax liabilities	80.8	80.2	59.5
Accrued employee benefits expense	133.4	139.9	132.6
Current portion of employee profit-sharing	8.1	3.0	6.0
Payables related to fixed asset purchases	9.6	16.0	11.2
Accrued expenses	29.6	18.9	16.2
Accrued interest	48.5	39.2	42.3
Deferred revenue	1.7	1.8	1.6
Other	95.2	63.8	81.5
	406.9	362.8	350.9

Provisions for restructuring costs, included in ‘Other’, can be analyzed as follows:

	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003
		Euros, in millions
At the beginning of the period	23.4	22.8	20.5
- Newly-consolidated companies	2.7	0.0	0.0
- Additions	14.0	19.9	25.0
- Reversals	(10.5)	(19.4)	(20.1)
- Translation adjustment	1.0	0.1	(2.6)
At the end of the period	30.6	23.4	22.8

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19)	Analysis of certain expenses
a)	Analysis of operating expenses

Operating expenses include the following categories of costs:

	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003
		Euros, in millions
Raw materials and parts used in production	(946.7)	(807.0)	(762.0)

Salaries and payroll taxes	(893.1)	(832.9)	(836.5)
Employee profit-sharing	(27.2)	(27.7)	(21.8)
Total employee benefits expense	(920.3)	(860.6)	(858.3)
Depreciation expense	(144.0)	(141.8)	(155.8)
Amortization expense	(111.4)	(133.6)	(146.5)

As of December 31, 2005 the Group had 30,237 employees of which 3,655 for TCL and ICM Group (consolidated number of employees: 24,775 as of December 31, 2004 and 25,258 as of December 31, 2003).

b)	Analysis of other operating income and expense

	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003
		Euros, in millions
Employee profit-sharing	(27.2)	(27.7)	(21.8)
Restructuring costs	(37.8)	(22.4)	(32.2)
Other	(27.6)	(27.4)	(38.1)
	(92.6)	(77.5)	(92.1)

20)	Finance costs and other financial income and expense, net
a)	Exchange gains and losses

	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003
		Euros, in millions
Exchange gains and losses	(32.3)	5.8	3.5

Exchange gains and losses mainly concern long-term borrowings.

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b)	Finance costs, net

	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003
		Euros, in millions
Interest income	25.4	26.1	28.2

Finance costs	(242.5)	(270.1)	(287.2)
Change in fair value of financial instruments	36.0	12.6	(34.9)
	(206.5)	(257.5)	(322.1)

	(181.1)	(231.4)	(293.9)

21)	Income tax expense (current and deferred)

Profit before taxes and share of profit of associates is as follows:

	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003
	Euros, in millions
France	(47.7)	(88.8)	(203.6)
Outside France	240.0	160.8	20.2
	192.3	72.0	(183.4)

Income tax expense consists of the following:

	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003
		Euros, in millions
Current taxes:
France	0.5	0.5	0.0
Outside France	(84.2)	(68.0)	(60.3)
	(83.7)	(67.5)	(60.3)
Deferred taxes:
France	18.8	26.7	41.0
Outside France	(24.9)	(5.8)	41.2
	(6.1)	20.9	82.2
Total income tax expense:
France	19.3	27.2	41.0
Outside France	(109.1)	(73.8)	(19.1)
	(89.8)	(46.6)	21.9

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The reconciliation of total income tax expense during the period to income tax calculated at the standard tax rate in France is as follows:

	Twelve months ended Dec. 31, 2005	Twelve months ended Dec. 31, 2004	Twelve months ended Dec. 31, 2003
		Tax rate
Standard French income tax rate	34.43%	34.93%	35.43%
Increases (reduction):
- Effect of foreign income tax rates	(0.80%)	(1.35%)	0.17%
- Non taxable items	7.36%	11.17%	2.10%
- Income taxed at specific rates	1.82%	(0.68%)	(5.74%)
- Other	15.94%	(12.08%)	6.08%
	58.75%	31.99%	38.04%
Impact on deferred income taxes :
- Effect of tax rate changes on opening balance	(2.53%)	(7.98%)	1.44%
- Recognition of deferred tax assets	(9.50%)	40.72%	(27.54%)

Effective tax rate	46.72%	64.73%	11.94%

‘Other’ increases and reductions in 2005 mainly concern tax calculated on a €110 million base related to the subordinated perpetual notes (TSDIs), following adoption in France of the amended 2005 Finance Act. According to the rules specified in this Act, the total amount of interest provided for in the loan debenture is deductible only up to the amount of interest paid in the first twelve years on the principal issued by the Group. The Group’s tax loss carryforwards have been reduced by the same amount, explaining the change in the impact on deferred taxes of the recognition of deferred tax assets. The new tax rules applicable to subordinated perpetual notes have no impact on the consolidated financial statements for year 2005.

Deferred income taxes recorded in the balance sheets result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes and are analyzed as follows:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Deferred taxes recognised by French companies	(350.8)	(372.2)	(416.7)
Deferred taxes recognised by foreign companies	(308.0)	(262.3)	(245.0)
	(658.8)	(634.5)	(661.7)
Origin of deferred taxes:
- Depreciation of fixed assets	(97.0)	(91.7)	(83.6)
- Tax loss carryforwards	34.1	21.3	46.5
- Employee profit sharing	3.9	2.8	2.4
- Retirement benefits	20.3	22.2	15.3
- Subordinated perpetual notes (TSDIs)	11.1	33.5	30.1
- Developed technology	(87.0)	(121.0)	(166.4)
- Trademarks	(551.6)	(546.4)	(558.3)
- Impairment losses on inventories and receivables	20.4	12.8	14.9
- Fair value of derivative instruments	(12.7)	13.3	5.8
- Translation adjustment	4.4	16.7	0.0
- Non-deductible provisions	13.6	8.4	12.6
- Margin on inventories	7.8	7.6	6.2
- Other	(26.1)	(14.0)	12.8
	(658.8)	(634.5)	(661.7)

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Current and non current parts of deferred taxes consist of the followings :

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Deferred taxes current	36.1	26.5	31.7
Deferred taxes non current	(694.9)	(661.0)	(693.4)
	(658.8)	(634.5)	(661.7)

As at December 31, 2005 net operating losses carry forwards consist of the followings :

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions

Net operating losses carry forwards	497.2	528.3	511.6

Deferred tax assets (associated)	165.2	178.2	173.7
Deferred tax assets (recognized)	34.1	21.3	46.5
22)	Contingencies and commitments

The Group is involved in a number of claims and legal proceedings arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such nature that should the outcome nevertheless be unfavorable to the Group, would not have a material adverse effect on the Group’s consolidated financial position or results of operations.

BTicino SpA litigation

In the second half of 2001, approximately 180 current and former employees of BTicino SpA, (BTicino), the Group’s main Italian subsidiary, initiated two class actions and three individual suits against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during the manufacture of products at the Group’s Torre del Greco facility. BTicino, as the employer, is a party to the suit, as is generally the case under Italian law. Pursuant to Italian law, if the employees prove long-term exposure to asbestos (i.e. at least 10 years), they may be entitled to retire early and, as a result, could receive higher benefits over the course of their retirement, which the social security agency could seek to recover from the Group. Management believes the risk of loss to the Group is remote.

Legal proceedings

In October 2003, an action was brought against a subsidiary of the Group and two other major suppliers of back-wires in the United States alleging that one of the Group’s products - a quick connect receptacle - is dangerous and should be withdrawn from the United States markets and all production should be discontinued.

The Group disputes these allegations and has made a counterclaim, as it believes that the original claim is unsubstantiated. The quick connect receptacle has been sold in the United States for several years and during this period no accidents have been reported in connection with their use. In addition, management does not believe that the claimant has any evidence of loss and the claim does not refer to any loss or accidents from use of the receptacle. This action is currently being considered by the Superior Court of the State of California and the Charleston Division of the South Carolina District Court in relation to certain procedural matters. Although the Group believes the claims are unsubstantiated, it is currently too early to assess the eventual outcome of these proceedings.

Operating leases

The Group uses certain facilities under lease agreements and leases certain equipment. There are no special restrictions related to these operating leases. Future minimum rental commitments under non-cancelable leases are detailed below:

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	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Due within one year	17.4	18.3	19.0
Due in one to two years	13.4	16.1	16.6
Due in two to three years	9.8	13.1	13.8
Due in three to four years	7.1	6.5	10.9
Due in four to five years	6.4	4.1	5.7
Due beyond five years	9.4	11.7	13.7
	63.5	69.8	79.7

23)	Derivative financial instruments

Treasury policy of the Group consists of global principles for managing financial risks and plans for specific operational policies in fields such as interest rate risks, currency exchange rate risks, commodity risks, holding derivative instruments and excessive cash. Group’s policy is to refrain from derivative financial instruments of a speculative nature. As a consequence all derivative financial instruments are exclusively detained for the need of hedging interest rate risks, currency exchange rate risks and commodity risks.

The Group does not hold any derivative financial instruments for speculative purposes.

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Other financial assets:	33.4	66.2	96.6
Mirror swaps and swaps on TSDI 3	8.2	25.7	36.5
Swaps on other borrowings	25.2	40.5	60.1

Swap liabilities:	59.9	159.1	174.3
Swaps on TSDI 1&2	26.4	80.8	121.8
Swaps on other borrowings	33.5	78.3	52.5

a)	Interest rate risk

As part of an interest rate risk management policy aimed principally at managing the risk of an increase in interest rates, the Group has structured its debt into a combination of fixed and variable rate financing.

As of December 31, 2005 the breakdown of gross debt (excluding subordinated perpetual notes) was as follows:

Dec. 31, 2005
Euros, in millions
Fixed rates	871.1
Variable rates (1)	1,262.0

(1) Variable rate debt is hedged by interest rate instruments with maturities of no more than three years. The interest rate hedging portfolio primarily comprises caps.

In relation with liabilities at variable rates, Group’s policy generally consists of putting a limit to raise in interest rates by setting up contracts of caps in order to limit risks but still be able to benefit from favorable interest rate trends.

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	Dec. 31, 2005
Maturity	Nominal	Benchmark rate	Average guaranteed rate including premium
	Euros, in millions
2005	1,000.0	Euribor	3.37%
2006	840.0	Euribor	3.05%
2007	590.0	Euribor	2.89%
2008	150.0	Euribor	3.70%

The caps do not fulfill the criteria for the application of hedge accounting under IAS 39 and have therefore been measured at fair value, with changes in fair value recognized in profit. The effect of changes in fair value on consolidated profit for 2005 was a €1.6 million gain (€1.9 million loss in 2004) booked in financial income and expense.

The Group has also entered into interest rate swaps with selected major financial institutions to hedge interest rate risks on its subordinated perpetual notes (TSDIs) and 8 1/2 % debenture. The fair value of each swap agreement is determined at each balance sheet date, based on rates implied in the yield curve at the reporting date; these implied rates may change, with an impact on cash flows.

Interest rate swaps on subordinated perpetual notes (note 13)

The TSDI 1 and its relative swap matured on the same date - December 19, 2005. The notional amount of this swap was €457 million.

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Interest rate swaps hedging subordinated securities
Notional amount	259.5	730.0	671.7
Swaps on TSDI 1 & 2 (liabilities)	26.4	80.8	121.8
Mirror swaps and swaps on TSDI 3 (assets)	8.2	25.7	36.5

Interest rate swap on the 8½% debentures (Yankee bonds) (note 15)

The purpose of this swap is to convert the fixed rate of interest payable to the holders of the debentures into a variable rate indexed on LIBOR through the entire life of the issue. The notional amount of the swap matches the amount of the debentures and the swap’s fair value is exactly symmetrical to the fair value of the debentures.

As a result of this swap agreement, the effective interest rate of the debentures after the swap agreement is LIBOR plus 53 basis points (that is 4.52% as at December 31, 2005).

At the beginning of February 2003, the Group entered into a cross currency swap with respect to the 8 ½% debentures fixing the interest rate payable on the $350 million principal amount at 4.6% per year. The remaining $50 million in principal continues to be at a variable rate (LIBOR plus 53 basis points).

In April 2003, the Group entered into a swap novation agreement where the group sold the 2008-2025 maturity bracket of the 'yankee bonds swap'. As a result, from February 2008 onwards, the 8½ % debentures (Yankee bonds) will pay a fixed 8.5% coupon again. In order to manage interest rate risks, the Group may enter into additional interest rate swap arrangements depending on the market trend.

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	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Interest rate swap hedging the 8 1/2 % debentures
Notional amount (USD, in millions)	400.0	400.0	400.0
Swaps on other borrowings (assets) (Euros, in millions)	25.2	40.5	60.1
Swaps on other borrowings (liabilities) (Euros, in millions)	33.5	78.3	52.5

b)	Currency exchange rate risks

The Group entered into forward exchange contract for an amount of $130 million as of December 31, 2005 ($130 million as of December 31, 2004 and 2003) to manage its exposure to certain currency risks.

c)	Commodity hedges

The Group has not entered into commodity contracts for the past 3 years..

d)	Concentration of credit risk

The Group’s financial derivatives contracts are held with major financial institutions which can reasonably be expected to comply with the terms of the agreements thereby mitigating the credit risk from the transactions.

As explained in note 7, a substantial portion of Group sales is with two major distributors. Other sales are also essentially with distributors of electrical products but are diversified due to the large number of customers and their geographical dispersion. The Group mitigates its credit risk by establishing and performing regular evaluations of individual credit limits for each customer, and constantly monitoring collection of its outstanding receivables.

Other financial instruments that may potentially expose the Group to a concentration of credit risk are principally cash and cash equivalents, and short-term investments. These instruments are placed with financial institutions that are rated at least A1 by Standard & Poor’s, and the Group constantly monitors the amount of credit exposure with any one financial institution.

24)	Information relating to corporate officers

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	Euros, in millions
Advances and loans to corporate officers	0.0	0.0	0.0
Compensation paid to corporate officers (*)	1.3	1.2	1.7

(*) Compensation paid to executive officers and members of the Board of Directors who hold operating responsibilities within the Group.

As of December 31, 2005, corporate officers held a total of 76,106 stock options granted under the 1999 and 2001 stock option plans.

At the acquisition of Legrand SA on December 10, 2002, main corporate officers of the Group became indirectly shareholders of Legrand Holding SA through the Lumina Management company. Amounts indirectly invested by the main corporate officers in the share capital of Legrand Holding SA were paid at fair value.

25)	Information relating to the consolidating entity

The Group is consolidated by Lumina Parent, a société à responsabilité limitée (closely-held company) headquartered at 5 boulevard de la Foire, L1528 Luxembourg. The entire share capital is held by Lumina Participation Sarl.

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26)	Information by geographical segment

The Group’s business consists solely of the manufacture and marketing of products and systems for electrical installations and information networks. The following information by geographical segment reflects the Group’s internal financial reporting :

Twelve months ended Dec. 31, 2005	Geographic segments					Items
		Europe		United States of America	Other countries	not allocated	Total
	France	Italy	Others			to segments
Euros, in millions

Total revenue	2,192.8	817.8	811.6	640.7	454.7		4,917.6
Less intra-group transfers	(1,212.3)	(184.6)	(158.1)	(18.4)	(96.3)		(1,669.7)
Revenue	980.5	633.2	653.5	622.3	358.4		3,247.9
Cost of sales	(405.5)	(292.6)	(419.8)	(362.2)	(195.3)		(1,675.4)
Administrative and selling expenses	(401.0)	(197.1)	(183.9)	(198.5)	(93.7)		(1,074.2)
Other operating income and expenses	(42.4)	(1.4)	(17.7)	(16.5)	(14.6)		(92.6)
Operating profit	131.6	142.1	32.1	45.1	54.8		405.7
- of which depreciation expense	(57.6)	(30.9)	(21.8)	(19.6)	(12.9)		(142.8)
- of which amortization expense	(1.7)	(4.4)	(1.2)	(1.1)	(0.5)		(8.9)
- of which amortization of development costs	(0.4)	0.0	0.0	0.0	0.0		(0.4)
- of which Legrand SA's post-acquisition expenses	(54.2)	(26.2)	(7.7)	(11.3)	(3.9)		(103.3)
- of which restructuring charges	(15.3)	(1.6)	(5.7)	(14.4)	(0.8)		(37.8)
Exchange gains and losses						(32.3)	(32.3)
Finance costs and other financial income and expense, net						(181.1)	(181.1)
Income tax expense						(89.8)	(89.8)
Minority interest and share of (loss)/profit of associates						(1.1)	(1.1)
Capital expenditure	40.2	26.0	15.8	16.6	13.4		112.0
Development costs capitalized during the year	15.1	6.4	0.0	0.0	0.0		21.5
Total identifiable assets	3,779.2	1,516.4	269.4	(190.0)	518.1		5,893.1
Segment liabilities	323.9	174.3	111.5	97.3	76.9		783.9

Twelve months ended Dec. 31, 2004	Geographic segments					Items
		Europe		United States of America	Other countries	not allocated	Total
	France	Italy	Others			to segments
Euros, in millions

Total revenue	1,790.8	764.9	702.6	558.9	349.3		4,166.5
Less intra-group transfers	(855.4)	(168.4)	(138.5)	(19.6)	(58.3)		(1,240.2)
Revenue	935.4	596.5	564.1	539.3	291.0		2,926.3
Cost of sales	(392.1)	(279.9)	(366.1)	(312.0)	(155.6)		(1,505.7)
Administrative and selling expenses	(396.2)	(185.7)	(161.0)	(176.8)	(75.1)		(994.8)
Other operating income and expenses	(48.6)	(2.9)	(5.0)	(15.3)	(5.7)		(77.5)
Operating profit	98.5	128.0	32.0	35.2	54.6		348.3
- of which depreciation expense	(61.9)	(25.7)	(20.9)	(21.7)	(10.3)		(140.5)
- of which amortization expense	(2.7)	(4.8)	(0.9)	(1.2)	(0.4)		(10.0)
- of which amortization of development costs	0.0	0.0	0.0	0.0	0.0		0.0
- of which Legrand SA's post-acquisition expenses	(69.7)	(29.5)	(8.8)	(12.6)	(4.3)		(124.9)
- of which restructuring charges	(14.2)	(0.8)	3.9	(10.4)	(0.9)		(22.4)
Exchange gains and losses						5.8	5.8
Finance costs and other financial income and expense, net						(231.4)	(231.4)
Income tax expense						(46.6)	(46.6)
Minority interest and share of (loss)/profit of associates						1.4	1.4
Capital expenditure	32.6	23.8	15.6	13.0	10.7		95.7
Development costs capitalized during the year	12.6	4.5	0.0	0.0	0.0		17.1
Total identifiable assets	3,951.2	1,328.6	83.2	(240.3)	241.8		5,364.5
Segment liabilities	312.1	143.8	95.4	64.1	58.7		674.1

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	Geographic segments					Items
Twelve months ended Dec. 31, 2003		Europe		United States	Other	not allocated	Total
	France	Italy	Others	of America	countries	to segments
Euros, in millions

Total revenue	1,632.4	714.5	620.7	540.0	323.7		3,831.3
Less intra-group transfers	(735.0)	(147.2)	(126.5)	(13.3)	(47.5)		(1,069.5)
Revenue	897.4	567.3	494.2	526.7	276.2		2,761.8
Cost of sales	(453.4)	(303.9)	(333.8)	(318.6)	(159.9)		(1,569.6)
Administrative and selling expenses	(403.5)	(186.1)	(155.9)	(174.5)	(73.1)		(993.1)
Other operating income and expenses	(51.6)	(4.6)	(14.6)	(10.3)	(11.0)		(92.1)
Operating profit	(11.1)	72.7	(10.1)	23.3	32.2		107.0
- of which depreciation expense	(66.8)	(27.0)	(23.8)	(25.6)	(11.3)		(154.5)
- of which amortization expense	(1.5)	(4.9)	(3.3)	(4.8)	(0.4)		(14.9)
- of which amortization of development costs	0.0	0.0	0.0	0.0	0.0		0.0
- of which Legrand SA's post-acquisition expenses	(76.3)	(32.6)	(7.4)	(11.9)	(4.7)		(132.9)
- of which restructuring charges	(15.8)	0.4	(10.0)	(4.1)	(2.7)		(32.2)
Exchange gains and losses						3.5	3.5
Finance costs and other financial income and expense, net						(293.9)	(293.9)
Income tax expense						21.9	21.9
Minority interest and share of (loss)/profit of associates						1.5	1.5
Capital expenditure	44.1	24.7	16.7	11.7	15.4		112.6
Development costs capitalized during the year	0.0	0.0	0.0	0.0	0.0		0.0
Total identifiable assets	4,668.4	1,375.1	(327.5)	(212.0)	244.5		5,748.5
Segment liabilities	295.0	109.4	83.7	62.1	53.4		603.6
27)	Subsequent events

On January 26, 2006, Legrand announced the acquisition of 51% of the capital of Shidean, China’s leading manufacturer of audio and video door entry systems. Based in Shenzen, Shidean has annual revenue of some €15 million and over 900 employees.

In January 2006, the Group refinanced the majority of its debt by negotiating a €2,200 million five-year Facility Agreement with a two-year rollover option, which replaces the December 2004 Facility Agreement. The new facility will be used to restructure the Group’s debt, including by retiring the High Yield Notes.

The Group has notified the holders of its High Yield Notes of its intention to redeem them early, on February 15, 2006. The early redemption will concern $350 million worth of 10.5% notes due 2013 and €277.5 million worth of 11% notes, also due 2013. The notes will be redeemed at par plus an early redemption premium provided for in the loan debenture and accrued interest at the redemption date. The early redemption premium -for around a €100 million - will be booked as an expense in 2006 statement of income at the actual time of reimbursement of the High Yield Notes.

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28)	Reconciliation of French GAAP to IFRS

The following reconciliations provide a quantification of the effect of the transition to IFRS. These reconciliations provide details of the impact of the transition on:

–	Statement of income and balance sheet for:
•	2004
•	2003
–	Equity at:
•	December 31, 2004
•	December 31, 2003
•	January 1, 2003.

Reconciliation of French GAAP and IFRS consolidated statements of income

	Legrand Holding SA
Twelve months ended Dec. 31, 2004	French GAAP	IAS 39	IAS 12	IFRS 3	IAS 38	Reclassifi- cations	IFRS
	Euros, in millions

Revenue	2,926.3						2,926.3

Operating expenses
Cost of sales	(1,575.3)					69.6	(1,505.7)
Administrative and selling expenses	(758.9)					(2.0)	(760.9)
Research and development costs	(251.0)				17.1	0.0	(233.9)
Other operating income and expense	13.0					(90.5)	(77.5)
Amortization of goodwill	(43.9)			43.9			0.0

Operating profit	310.2	0.0	0.0	43.9	17.1	(22.9)	348.3

Finance costs, net	(241.0)	9.6					(231.4)
Exchange gains and losses	(14.0)	(8.4)				28.2	5.8
Loss on extinguishment of debt	(50.7)						(50.7)
Profit (loss) from disposal of fixed assets	5.3					(5.3)	0.0
Finance costs and other financial income and expense, net	(300.4)	1.2	0.0	0.0	0.0	22.9	(276.3)

Share of (loss)/profit of associates	2.6						2.6

Profit before tax	12.4	1.2	0.0	43.9	17.1	0.0	74.6

Income tax expense	(39.0)	2.2	(3.7)		(6.1)		(46.6)

Profit for the year	(26.6)	3.4	(3.7)	43.9	11.0	0.0	28.0

Attributable to:
- Equity holders of LegrandHolding SA	(27.8)	3.4	(3.7)	43.9	11.0	0.0	26.8
- Minority interests	1.2						1.2

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Legrand Holding SA
Twelve months ended Dec. 31, 2003	French GAAP	IAS 39	IAS 12	IFRS 3	IAS 38	Reclassifi- cations	IFRS
	Euros, in millions

Revenue	2,761.8						2,761.8

Operating expenses
Cost of sales	(1,640.4)					70.8	(1,569.6)
Administrative and selling expenses	(733.5)					(1.1)	(734.6)
Research and development costs	(258.5)						(258.5)
Other operating income and expense	17.3					(109.4)	(92.1)
Amortization of goodwill	(44.7)			44.7			0.0

Operating profit	102.0	0.0	0.0	44.7	0.0	(39.7)	107.0

Finance costs, net	(194.3)	(99.6)					(293.9)
Exchange gains and losses	(40.4)	7.9				36.0	3.5
Loss on extinguishment of debt	0.0						0.0
Profit (loss) from disposal of fixed assets	(3.7)					3.7	0.0
Finance costs and other financial income and expense, net	(238.4)	(91.7)	0.0	0.0	0.0	39.7	(290.4)

Share of (loss)/profit of associates	2.4						2.4

Profit before tax	(134.0)	(91.7)	0.0	44.7	0.0	0.0	(181.0)

Income tax expense	8.0	23.8	(9.9)				21.9

Profit for the year	(126.0)	(67.9)	(9.9)	44.7	0.0	0.0	(159.1)

Attributable to:
- Equity holders of Legrand Holding SA	(126.9)	(67.9)	(9.9)	44.7	0.0	0.0	(160.0)
- Minority interests	0.9						0.9

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Reconciliation of French GAAP and IFRS consolidated balance sheets

Legrand Holding SA
December 31, 2004	French GAAP	IAS 39	IAS 12	IFRS 2	IFRS 3	IAS 38	Minority interests	Reclassifi- cations	IFRS
	Euros, in millions

ASSETS

Current assets
Cash and cash equivalents	68.3								68.3
Marketable securities	13.1								13.1
Restricted cash	27.0								27.0
Income tax receivable	0.0							1.9	1.9
Trade accounts receivable	495.7								495.7
Deferred tax assets	30.3							(30.3)	0.0
Other current assets	124.2							6.1	130.3
Inventories	422.0								422.0
Other financial assets	0.0	(138.8)						205.0	66.2
Total current assets	1,180.6	(138.8)	0.0	0.0	0.0	0.0	0.0	182.7	1,224.5

Non current assets
Property, plant and equipment	2,652.8				53.0	17.1		515.5	3,238.4
Intangible assets	816.0								816.0
Investments in associates	0.0							12.5	12.5
Other investments	18.4							(12.5)	5.9
Restricted cash	0.0								0.0
Deferred tax assets	47.4	(21.9)	(18.9)					56.3	62.9
Other non-current assets	38.9							(34.6)	4.3
Total non current assets	3,573.5	(21.9)	(18.9)	0.0	53.0	17.1	0.0	537.2	4,140.0

Total assets	4,754.1	(160.7)	(18.9)	0.0	53.0	17.1	0.0	719.9	5,364.5

Legrand Holding SA
December 31, 2003	Normes Françaises	IAS 39	IAS 12	IFRS 3	IAS 38	Intérêts Minoritaires	Reclassifi- cations	Normes IFRS
	Euros, in millions

ASSETS

Current assets
Cash and cash equivalents	67.9							67.9
Marketable securities	32.6							32.6
Restricted cash	37.0							37.0
Income tax receivable	0.0						3.5	3.5
Trade accounts receivable	509.9							509.9
Deferred tax assets	34.7						(34.7)	0.0
Other current assets	112.1						4.5	116.6
Inventories	385.5							385.5
Other financial assets	0.0	(108.4)					205.0	96.6
Total current assets	1,179.7	(108.4)	0.0	0.0	0.0	0.0	178.3	1,249.6

Non current assets
Property, plant and equipment	2,851.4			27.1			519.8	3,398.3
Intangible assets	914.9							914.9
Investments in associates	21.8						(10.1)	11.7
Other investments	0.0						10.1	10.1
Restricted cash	90.5							90.5
Deferred tax assets	32.3	(14.3)	(9.9)				60.7	68.8
Other non-current assets	93.9	0.4					(89.7)	4.6
Total non current assets	4,004.8	(13.9)	(9.9)	27.1	0.0	0.0	490.8	4,498.9

Total assets	5,184.5	(122.3)	(9.9)	27.1	0.0	0.0	669.1	5,748.5

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Legrand Holding SA
December 31, 2004	French GAAP	IAS 39	IAS 12	IFRS 2	IFRS 3	IAS 38	Minority interests	Reclassifi- cations	IFRS
	Euros, in millions

LIABILITIES AND EQUITY

Current liabilities
Short-term borrowings	253.8							(50.2)	203.6
Income tax payable	0.0							17.7	17.7
Accounts and notes payable	311.3								311.3
Deferred tax liabilities	3.8							(3.8)	0.0
Other current liabilities	333.3							29.5	362.8
Swap liabilities	0.0	(59.3)						218.4	159.1
Total current liabilities	902.2	(59.3)	0.0	0.0	0.0	0.0	0.0	211.6	1,054.5

Non-current liabilities
Deferred tax liabilities	179.1	(47.9)	(5.3)		(35.7)	6.1		601.1	697.4
Other non-current liabilities	225.4	1.9		(2.5)	4.0			2.0	230.8
Long-term borrowings	1,751.2							(76.8)	1,674.4
Subordinated perpetual notes	68.9	9.0						(9.0)	68.9
Related party borrowings	1,272.8							3.0	1,275.8
Total non-current liabillities	3,497.4	(37.0)	(5.3)	(2.5)	(31.7)	6.1	0.0	520.3	3,947.3

Equity	19.5						(7.5)	(12.0)	0.0

Equity attributable to equity holders of Legand Holding SA
Share capital	759.4								759.4
Retained earnings	(283.6)	(64.4)	(13.6)	2.5	88.6	11.0			(259.5)
Translation reserve	(140.8)				(3.9)				(144.7)
Equity attributable to equity holders of Legrand Holding SA	335.0	(64.4)	(13.6)	2.5	84.7	11.0	0.0	0.0	355.2

Minority interests							7.5		7.5
Total equity	335.0	(64.4)	(13.6)	2.5	84.7	11.0	7.5	0.0	362.7

Total liabilities and equity	4,754.1	(160.7)	(18.9)	0.0	53.0	17.1	0.0	719.9	5,364.5

Legrand Holding SA
December 31, 2003	French GAAP	IAS 39	IAS 12	IFRS 3	IAS 38	Minority interests	Reclassifi- cations	IFRS
	Euros, in millions

LIABILITIES AND EQUITY

Current liabilities
Short-term borrowings	130.8						(27.6)	103.2
Income tax payable	0.0						4.3	4.3
Accounts and notes payable	252.7							252.7
Deferred tax liabilities	3.0						(3.0)	0.0
Other current liabilities	328.4						22.5	350.9
Swap liabilities	0.0	(24.7)					199.0	174.3
Total current liabilities	714.9	(24.7)	0.0	0.0	0.0	0.0	195.2	885.4

Non-current liabilities
Deferred tax liabilities	168.3	(38.1)					600.3	730.5
Other non-current liabilities	227.3			4.0			2.0	233.3
Long-term borrowings	2,308.8	(0.7)					(110.4)	2,197.7
Subordinated perpetual notes	108.9	9.0					(9.0)	108.9
Related party borrowings	1,213.6						3.0	1,216.6
Total non-current liabillities	4,026.9	(29.8)	0.0	4.0	0.0	0.0	485.9	4,487.0

Equity	18.2					(6.2)	(12.0)	0.0

Equity attributable to equity holders of Legand Holding SA
Share capital	759.4							759.4
Retained earnings	(255.8)	(67.8)	(9.9)	44.7				(288.8)
Translation reserve	(79.1)			(21.6)				(100.7)
Equity attributable to equity holders of Legrand Holding SA	424.5	(67.8)	(9.9)	23.1	0.0	0.0	0.0	369.9

Minority interests						6.2		6.2
Total equity	424.5	(67.8)	(9.9)	23.1	0.0	6.2	0.0	376.1

Total liabilities and equity	5,184.5	(122.3)	(9.9)	27.1	0.0	0.0	669.1	5,748.5

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Reconciliation of French GAAP and IFRS consolidated equity

	Dec. 31, 2004	Dec. 31, 2003	Jan. 1, 2003
	Euros, in millions

Equity - French GAAP	335.0	424.5	626.0

IAS 39 - financial derivatives instruments	(64.4)	(67.8)	(1.0)
IAS 12 - income taxes	(13.6)	(9.9)	(2.0)
IFRS 2 - Share-based payment	2.5	0.0	0.0
IFRS 3 - amortization of goodwill	84.7	23.1	2.8
IAS 38 - development costs capitalized	11.0	0.0	0.0
Minority interests	7.5	6.2	51.8

Equity - IFRS	362.7	376.1	677.6
a)	Presentation of the statement of income

Other expenses such as restructuring costs, which are classified as non-operating expenses under French GAAP, are required to be included in the operating profit under IFRS.

b)	Application of IAS 39: derivative financial instruments

As explained in note 13, Legrand SA carried out three subordinated perpetual notes (TSDIs) issues in 1990 and 1992. These subordinated perpetual notes (TSDIs) are hedged by three interest rate swaps. Under French GAAP, these swaps are treated as hedges of debt and, accordingly, are not recognized in the balance sheet. Payments receivable or due under the swaps are accrued over the period to which the payment relates, resulting in the swap and the underlying debt being accounted for as a single instrument. Under IFRS, these instruments are recognized in the balance sheet at fair value, with changes in fair value recognized through profit.

Certain other derivative financial instruments, including swaps on the 8 ½% debentures, were initially recognized at fair value, in accordance with the purchase accounting method under IFRS. Subsequent changes in fair value are recognized in profit. Under French GAAPs, these instruments are treated as off-balance sheet items. Payments receivable or due under the swaps are accrued over the period to which the payment relates, resulting in the swap and the underlying debt being accounted for as a single, synthetic instrument.

c)	Application of IAS 12

In 2001, the Italian subsidiaries revalued their assets, in compliance with Italian Act No. 342 and decree No. 162 (April 13, 2001), retroactively applicable from January 1, 2000. According to IAS 12, the tax payable in case of distribution of the revalued amount has to be provided for.

d)	Application of IFRS 2

Under IFRS 2, the cost of stock options is recognized over the option vesting period. At each balance sheet date, the estimate of the number of vested options is reviewed and the impact of any adjustment to the original estimate is recognized in the income statement by adjusting equity.

e)	Application of IFRS 3

In comparison with French accounting principles, the allocation of the acquisition price of Legrand SA to assets and liabilities has led to:

-	recognizing of assets and liabilities relating to fair market value of derivative financial instruments in financial assets and financial liabilities.

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-	recognizing of deferred taxes liabilities on non amortized trademarks and deferred taxes assets and liabilities on derivative financial instruments.

The counterpart of above entries was goodwill for an amount of €523.8 million.

IFRS 3 establishes new accounting and reporting standards for goodwill and other intangible assets with indefinite lives and in particular, replaces their amortization by an impairment test.

The impairment tests are performed annually at the level of each cash-generating unit. These tests were performed as of December 31, 2005, 2004 and 2003.

f)	Application of IAS 38

In accordance with IAS 38, in 2004 the Group implemented an internal system to measure and recognize intangible assets arising from development projects. As no such system existed in 2003, no development costs was capitalized in that year. Development costs are amortized from the starting date of the sale of the product on a straight-line basis over the period in which the asset’s future economic benefits are consumed, not to exceed 10 years.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A

Date: February 9, 2006	By:	/s/ PATRICE SOUDAN

Name: Patrice Soudan
Title: Chief Financial Officer